SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 February 2025
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 20 February 2025
           re: 2024 Results

Lloyds Banking Group plc

2024 Results

News Release

20 February 2025

CONTENTS
Results for the full year	1
Income statement (underlying basis) and key balance sheet metrics	3
Quarterly information	4
Balance sheet analysis	5
Group results - statutory basis	6
Group Chief Executive's statement	7
Summary of Group results	10

Divisional results
Segmental analysis - underlying basis	18
Retail	19
Commercial Banking	21
Insurance, Pensions and Investments	23
Equity Investments and Central Items	26

Alternative performance measures	27

Risk management
Capital risk	33
Credit risk	38
Liquidity risk	46
Interest rate sensitivity	46

Statutory information
Consolidated income statement	48
Consolidated statement of comprehensive income	49
Consolidated balance sheet	50
Consolidated statement of changes in equity	51
Consolidated cash flow statement	53
Notes to the condensed consolidated financial statements	54

Key dates	66
Basis of presentation	66
Forward-looking statements	67
Contacts	68

Alternative performance measures
The Group uses a number of alternative performance measures, including underlying profit, in the description of its business performance and financial position. These measures are labelled with a superscript 'A' throughout this document, with the exception of content on pages 1 to 2 and pages 7 to 9 which is, unless otherwise stated, presented on an underlying basis. Further information on these measures is set out on page 27.

Forward-looking statements
This news release contains forward-looking statements. For further details, reference should be made to page 67.

RESULTS FOR THE FULL YEAR

"In 2024 we continued to Help Britain Prosper, delivering for our customers, shareholders and wider stakeholders. We successfully completed the first phase of our ambitious and purpose-driven strategy, exceeding our revenue target and transforming our propositions and capabilities as we returned the business to growth.

The Group delivered a robust financial performance in 2024. Pleasingly and as expected, income grew in the second half of the year, supported by a rising banking net interest margin and momentum in other income. We also maintained discipline in costs, whilst asset quality remained strong. This performance enabled total shareholder distributions of £3.6 billion.

Guided by our purpose, we continue to drive positive change in areas where we can have impact at scale and create value for all of our stakeholders. We are a leading supporter of social housing, with around £20 billion of funding since 2018. We have also exceeded the ambitious sustainable finance goals we set for 2024.

Looking forward, we are building momentum as we enhance our franchise and deliver differentiated outcomes for our customers. Our strategy is transforming our capabilities, enabling us to deepen relationships with our customers, grow in high value areas and drive cross-Group collaboration. We are confident of generating more than £1.5 billion of additional income from our strategic initiatives by 2026 as we build towards higher, more sustainable returns."

Charlie Nunn, Group Chief Executive

Delivering on our purpose-driven strategy, confident of delivering 2026 strategic outcomes

●  Clear purpose to Help Britain Prosper, built on a consistent vision of being a customer-focused digital leader and integrated financial services provider, able to capitalise on new opportunities at scale

●  First phase of strategic transformation successfully completed, delivering growth, building the business and transforming capabilities

●  Generated £0.8 billion of additional revenues from strategic initiatives, exceeding our target of c.£0.7 billion, and delivering £1.2 billion of gross cost savings, mitigating inflationary pressures

●  Delivered around 80 per cent of 2024 strategic outcomes, a significant proportion materially ahead of targeted outcome

●  Transformed engagement through our refreshed Mobile banking app and launched innovative new propositions, such as Your Credit Score and Ready-Made Investments

●  Momentum building in second phase of strategy, increasingly confident in medium-term revenue outlook, including delivering more than £1.5 billion of additional revenues from strategic initiatives by 2026

●  Continued commitment to generate higher, more sustainable returns and capital generation for shareholders

Robust financial performance1

●  Statutory profit after tax of £4.5 billion (2023: £5.5 billion) with net income down 5 per cent on the prior year, operating costs up 3 per cent (including the Bank of England Levy) and higher remediation and impairment charges. Return on tangible equity of 12.3 per cent, 14.0 per cent before the provision charge for motor finance commission arrangements

●  Underlying net interest income of £12.8 billion, down 7 per cent reflecting a lower banking net interest margin of 2.95 per cent and broadly stable average interest-earning banking assets of £451.2 billion. Underlying net interest income of £3.3 billion in the fourth quarter, up 1 per cent, with a higher banking net interest margin of 2.97 per cent

●  Underlying other income of £5.6 billion, 9 per cent higher than the prior year, driven by strengthening customer and market activity and the benefit of strategic initiatives. Underlying other income in the fourth quarter was stable on the third quarter

●  Operating lease depreciation of £1,325 million, up on 2023 as a result of fleet growth, the depreciation of higher value vehicles and declines in used electric car prices; £331 million in the fourth quarter, consistent with expectations

●  Continued cost discipline; operating costs of £9.4 billion, up 3 per cent and in line with guidance, with cost efficiencies helping to partially offset inflationary pressures, business growth costs and ongoing strategic investment, alongside c.£0.1 billion relating to the sector-wide change in the charging approach for the Bank of England Levy

●  Remediation costs of £899 million in the year (2023: £675 million), including £775 million in the fourth quarter, of which £700 million was in relation to the potential impact of motor finance commission arrangements

●  Strong asset quality; underlying impairment charge of £433 million and an asset quality ratio of 10 basis points. Excluding the impact of improvements to the economic outlook, the asset quality ratio was 19 basis points. The portfolio remains well-positioned with improved credit performance in the year

1  See the basis of presentation on page 66.

RESULTS FOR THE FULL YEAR (continued)

Continued growth in customer franchise

●  Underlying loans and advances to customers increased by £9.4 billion in the year, including £2.1 billion in the fourth quarter, to £459.1 billion. The increase in the year was led by UK mortgages growth of £6.1 billion

●  Customer deposits of £482.7 billion increased significantly by £11.3 billion in the year, with growth in Retail deposits of £11.3 billion alongside stable Commercial Banking deposits. Customer deposits growth was particularly strong in the fourth quarter, with an increase of £7.0 billion

Strong capital generation driving increased capital return

●  Strong pro forma capital generation1 of 148 basis points. Excluding the provision charge for motor finance commission arrangements, capital generation was 177 basis points. Pro forma CET1 ratio2 of 13.5 per cent, after increased ordinary dividend and announced share buyback

●  Risk-weighted assets of £224.6 billion up £5.5 billion in the year, reflecting lending growth, Retail secured CRD IV increases and other movements, partly offset by efficient management of risk-weighted assets

●  Tangible net assets per share of 52.4 pence, up by 1.6 pence in the year resulting from attributable profit, partly offset by capital distributions, a lower pension surplus from negative market impacts and other movements

●  The Board has recommended a final ordinary dividend of 2.11 pence per share, resulting in a total ordinary dividend for 2024 of 3.17 pence per share, up 15 per cent on prior year and in line with the Group's progressive and sustainable ordinary dividend policy

●  Given the Group's strong capital position, the Board has also announced its intention to implement an ordinary share buyback programme of up to £1.7 billion

●  Total capital returns in respect of 2024 of up to £3.6 billion, are equivalent to c.9 per cent3 of the Group's market capitalisation value

2025 guidance

Based on our current macroeconomic assumptions, for 2025 the Group expects:

●  Underlying net interest income of c.£13.5 billion

●  Operating costs of c.£9.7 billion

●  Asset quality ratio of c.25 basis points

●  Return on tangible equity of c.13.5 per cent

●  Capital generation of c.175 basis points4

2026 guidance

Based on the expected macroeconomic environment and confidence in our strategy, the Group maintains its guidance for 2026:

 ● Cost:income ratio of less than 50 per cent

 ● Return on tangible equity of greater than 15 per cent

 ● Capital generation of greater than 200 basis points4

●  To pay down to a CET1 ratio of c.13.0 per cent

1  Excluding capital distributions. Inclusive of the ordinary dividend received from the Insurance business in February 2025.

2  Includes both the full impact of the intended share buyback announced in respect of 2024 and the ordinary dividend received from the Insurance business in February 2025.

3  Market capitalisation as at 14 February 2025.

4  Excluding capital distributions. Inclusive of ordinary dividends received from the Insurance business in February of the following year. Tangible net assets per sha

INCOME STATEMENT (UNDERLYING BASIS)A AND KEY BALANCE SHEET METRICS
	2024 £m	2023 £m	Change %

Underlying net interest income	12,845	13,765	(7)
Underlying other income	5,597	5,123	9
Operating lease depreciation	(1,325)	(956)	(39)
Net income	17,117	17,932	(5)
Operating costs	(9,442)	(9,140)	(3)
Remediation	(899)	(675)	(33)
Total costs	(10,341)	(9,815)	(5)
Underlying profit before impairment	6,776	8,117	(17)
Underlying impairment charge	(433)	(308)	(41)
Underlying profit	6,343	7,809	(19)
Restructuring	(40)	(154)	74
Volatility and other items	(332)	(152)
Statutory profit before tax	5,971	7,503	(20)
Tax expense	(1,494)	(1,985)	25
Statutory profit after tax	4,477	5,518	(19)

Earnings per share	6.3p	7.6p	(1.3)p
Dividends per share - ordinary	3.17p	2.76p	15
Share buyback value	£1.7bn	£2.0bn	(15)

Banking net interest marginA	2.95%	3.11%	(16)bp
Average interest-earning banking assetsA	£451.2bn	£453.3bn
Cost:income ratioA	60.4%	54.7%	5.7pp
Asset quality ratioA	0.10%	0.07%	3bp
Return on tangible equityA	12.3%	15.8%	(3.5)pp

	At 31 Dec 2024	At 31 Dec 2023	Change %

Underlying loans and advances to customersA	£459.1bn	£449.7bn	2
Customer deposits	£482.7bn	£471.4bn	2
Loan to deposit ratioA	95%	95%
CET1 ratio	14.2%	14.6%	(0.4)pp
Pro forma CET1 ratioA,1	13.5%	13.7%	(0.2)pp
UK leverage ratio	5.5%	5.8%	(0.3)pp
Risk-weighted assets	£224.6bn	£219.1bn	3
Wholesale funding	£92.5bn	£98.7bn	(6)
Liquidity coverage ratio2	146%	142%	4pp
Net stable funding ratio3	129%	130%	(1)pp
Tangible net assets per shareA	52.4p	50.8p	1.6p

A  See page 27.

1    31 December 2023 and 31 December 2024 reflect both the full impact of the share buybacks announced in respect of 2023 and 2024 and the ordinary dividends received from the Insurance business in February 2024 and February 2025.

2  The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

3  The net stable funding ratio is calculated as a simple average of month-end observations over the previous four quarter-ends.

QUARTERLY INFORMATIONA
	Quarter ended 31 Dec 2024 £m	Quarter ended 30 Sep 2024 £m	Change %	Quarter ended 30 Jun 2024 £m	Quarter ended 31 Mar 2024 £m	Quarter ended 31 Dec 2023 £m	Quarter ended 30 Sep 2023 £m	Quarter ended 30 Jun 2023 £m	Quarter ended 31 Mar 2023 £m

Underlying net interest income	3,276	3,231	1	3,154	3,184	3,317	3,444	3,469	3,535
Underlying other income	1,433	1,430		1,394	1,340	1,286	1,299	1,281	1,257
Operating lease depreciation	(331)	(315)	(5)	(396)	(283)	(371)	(229)	(216)	(140)
Net income	4,378	4,346	1	4,152	4,241	4,232	4,514	4,534	4,652
Operating costs	(2,450)	(2,292)	(7)	(2,298)	(2,402)	(2,486)	(2,241)	(2,243)	(2,170)
Remediation	(775)	(29)		(70)	(25)	(541)	(64)	(51)	(19)
Total costs	(3,225)	(2,321)	(39)	(2,368)	(2,427)	(3,027)	(2,305)	(2,294)	(2,189)
Underlying profit before impairment	1,153	2,025	(43)	1,784	1,814	1,205	2,209	2,240	2,463
Underlying impairment (charge) credit	(160)	(172)	7	(44)	(57)	541	(187)	(419)	(243)
Underlying profit	993	1,853	(46)	1,740	1,757	1,746	2,022	1,821	2,220
Restructuring	(19)	(6)		(3)	(12)	(85)	(44)	(13)	(12)
Volatility and other items	(150)	(24)		(41)	(117)	114	(120)	(198)	52
Statutory profit before tax	824	1,823	(55)	1,696	1,628	1,775	1,858	1,610	2,260
Tax expense	(124)	(490)	75	(467)	(413)	(541)	(438)	(387)	(619)
Statutory profit after tax	700	1,333	(47)	1,229	1,215	1,234	1,420	1,223	1,641

Earnings per share	1.0p	1.9p	(0.9)p	1.7p	1.7p	1.7p	2.0p	1.6p	2.3p
Banking net interest marginA	2.97%	2.95%	2bp	2.93%	2.95%	2.98%	3.08%	3.14%	3.22%
Average interest-earning banking assetsA	£455.1bn	£451.1bn	1	£449.4bn	£449.1bn	£452.8bn	£453.0bn	£453.4bn	£454.2bn
Cost:income ratioA	73.7%	53.4%	20.3pp	57.0%	57.2%	71.5%	51.1%	50.6%	47.1%
Asset quality ratioA	0.14%	0.15%	(1)bp	0.05%	0.06%	(0.47)%	0.17%	0.36%	0.22%
Return on tangible equityA	7.1%	15.2%	(8.1)pp	13.6%	13.3%	13.9%	16.9%	13.6%	19.1%

	At 31 Dec 2024	At 30 Sep 2024	Change %	At 30 Jun 2024	At 31 Mar 2024	At 31 Dec 2023	At 30 Sep 2023	At 30 Jun 2023	At 31 Mar 2023

Underlying loans and advances to customersA,1	£459.1bn	£457.0bn		£452.4bn	£448.5bn	£449.7bn	£452.1bn	£450.7bn	£452.3bn
Customer deposits	£482.7bn	£475.7bn	1	£474.7bn	£469.2bn	£471.4bn	£470.3bn	£469.8bn	£473.1bn
Loan to deposit ratioA	95%	96%	(1)pp	95%	96%	95%	96%	96%	96%
CET1 ratio	14.2%	14.3%	(0.1)pp	14.1%	13.9%	14.6%	14.6%	14.2%	14.1%
Pro forma CET1 ratioA,2	13.5%	14.3%	(0.8)pp	14.1%	13.9%	13.7%	14.6%	14.2%	14.1%
UK leverage ratio	5.5%	5.5%		5.4%	5.6%	5.8%	5.7%	5.7%	5.6%
Risk-weighted assets	£224.6bn	£223.3bn	1	£222.0bn	£222.8bn	£219.1bn	£217.7bn	£215.3bn	£210.9bn
Wholesale funding	£92.5bn	£93.3bn	(1)	£97.6bn	£99.9bn	£98.7bn	£108.5bn	£103.5bn	£101.1bn
Liquidity coverage ratio3	146%	144%	2pp	144%	143%	142%	142%	142%	143%
Net stable funding ratio4	129%	129%		130%	130%	130%	130%	130%	129%
Tangible net assets per shareA	52.4p	52.5p	(0.1)p	49.6p	51.2p	50.8p	47.2p	45.7p	49.6p

1  The increases between 31 March 2024 and 30 June 2024 and between 30 September 2024 and 31 December 2024 are net of the impact of the securitisations of primarily legacy Retail mortgages, of £0.9 billion and £1.0 billion respectively. The reduction between 30 September 2023 and 31 December 2023 is net of the impact of the securitisation of £2.7 billion of UK Retail unsecured loans.

2    31 December 2023 and 31 December 2024 reflect both the full impact of the share buybacks announced in respect of 2023 and 2024 and the ordinary dividends received from the Insurance business in February 2024 and February 2025.

3  The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

4  The net stable funding ratio is calculated as a simple average of month-end observations over the previous four quarter-ends.

BALANCE SHEET ANALYSIS
	At 31 Dec 2024 £bn	At 30 Sep 2024 £bn	Change %	At 30 Jun 2024 £bn	Change %	At 31 Dec 2023 £bn	Change %

UK mortgages1,2	312.3	310.1	1	306.9	2	306.2	2
Credit cards	15.7	15.7		15.6	1	15.1	4
UK Retail unsecured loans	9.1	8.8	3	8.2	11	6.9	32
UK Motor Finance3	15.3	15.6	(2)	16.2	(6)	15.3
Overdrafts	1.2	1.1	9	1.0	20	1.1	9
Retail other1,4	17.9	17.3	3	17.2	4	16.6	8
Business and Commercial Banking5	29.7	30.7	(3)	31.5	(6)	33.0	(10)
Corporate and Institutional Banking	57.9	57.2	1	56.6	2	55.6	4
Central Items6	-	0.5		(0.8)		(0.1)
Underlying loans and advances to customersA	459.1	457.0		452.4	1	449.7	2

Retail current accounts	101.3	100.6	1	101.7		102.7	(1)
Retail savings accounts7	208.2	204.3	2	201.5	3	194.8	7
Wealth	10.2	10.1	1	10.1	1	10.9	(6)
Commercial Banking	162.6	160.7	1	161.2	1	162.8
Central Items	0.4	-		0.2		0.2
Customer deposits	482.7	475.7	1	474.7	2	471.4	2

Total assets	906.7	900.8	1	892.9	2	881.5	3
Total liabilities	860.8	854.4	1	847.8	2	834.1	3

Ordinary shareholders' equity	39.5	40.3	(2)	39.0	1	40.3	(2)
Other equity instruments	6.2	5.9	5	5.9	5	6.9	(10)
Non-controlling interests	0.2	0.2		0.2		0.2
Total equity	45.9	46.4	(1)	45.1	2	47.4	(3)

Ordinary shares in issue, excluding own shares	60,491m	61,419m	(2)	62,458m	(3)	63,508m	(5)

1  From the first quarter of 2024, open mortgage book and closed mortgage book loans and advances, previously presented separately, are reported together as UK mortgages; Wealth loans and advances, previously reported separately, are included within Retail other. The 31 December 2023 comparative is presented on a consistent basis.

2  The increases between 31 December 2023 and 30 June 2024 and between 30 September 2024 and 31 December 2024 are net of the impact of the securitisations of primarily legacy Retail mortgages of £0.9 billion and £1.0 billion respectively.

3  UK Motor Finance balances on an underlying basisA exclude a finance lease gross up. See page 27.

4  Within underlying loans and advances, Retail other includes the European and Wealth businesses.

5  Previously named Small and Medium Businesses.

6  Central Items includes central fair value hedge accounting adjustments.

7  From the first quarter of 2024, Retail relationship savings accounts and Retail tactical savings accounts, previously reported separately, are reported together as Retail savings accounts. The 31 December 2023 comparative is presented on a consistent basis.

GROUP RESULTS - STATUTORY BASIS

The results below are prepared in accordance with the recognition and measurement principles of IFRS® Accounting Standards. The underlying results are shown on page 3.

Summary income statement	2024 £m	2023 £m	Change %

Net interest income	12,277	13,298	(8)
Other income	22,004	22,107
Total income	34,281	35,405	(3)
Net finance expense in respect of insurance and investment contracts	(16,278)	(16,776)	3
Total income, after net finance expense in respect of insurance and investment contracts	18,003	18,629	(3)
Operating expenses	(11,601)	(10,823)	(7)
Impairment charge	(431)	(303)	(42)
Profit before tax	5,971	7,503	(20)
Tax expense	(1,494)	(1,985)	25
Profit after tax	4,477	5,518	(19)

Profit attributable to ordinary shareholders	3,923	4,933	(20)
Profit attributable to other equity holders	498	527	(6)
Profit attributable to non-controlling interests	56	58	(3)
Profit after tax	4,477	5,518	(19)

Ordinary shares in issue (weighted-average - basic)	62,413m	64,953m	(4)
Basic earnings per share	6.3p	7.6 p	(1.3)p

Summary balance sheet	At 31 Dec 2024 £m	At 31 Dec 2023 £m	Change %
Assets
Cash and balances at central banks	62,705	78,110	(20)
Financial assets at fair value through profit or loss	215,925	203,318	6
Derivative financial instruments	24,065	22,356	8
Financial assets at amortised cost	531,777	514,635	3
Financial assets at fair value through other comprehensive income	30,690	27,592	11
Other assets	41,535	35,442	17
Total assets	906,697	881,453	3
Liabilities
Deposits from banks	6,158	6,153
Customer deposits	482,745	471,396	2
Repurchase agreements at amortised cost	37,760	37,703
Financial liabilities at fair value through profit or loss	27,611	24,914	11
Derivative financial instruments	21,676	20,149	8
Debt securities in issue at amortised cost	70,834	75,592	(6)
Liabilities arising from insurance and participating investment contracts	122,064	120,123	2
Liabilities arising from non-participating investment contracts	51,228	44,978	14
Other liabilities	30,644	22,827	34
Subordinated liabilities	10,089	10,253	(2)
Total liabilities	860,809	834,088	3
Total equity	45,888	47,365	(3)
Total equity and liabilities	906,697	881,453	3

GROUP CHIEF EXECUTIVE'S STATEMENT

2024 was a significant year for the Group. We continued to fulfil our purpose of Helping Britain Prosper, supporting our customers, shareholders and wider stakeholders. We have successfully completed the first chapter of our ambitious purpose-driven strategy. Our transformation is delivering at pace with tangible progress on building our franchise and enhancing our change capabilities, leveraging data and technology to drive both growth and efficiency. We are significantly enhancing our customer propositions across the Group and returning the business to growth. These developments and continued business momentum position us well to deliver stronger, more sustainable returns as we head into the next phase of our strategy.

Alongside our strategic progress, we delivered a robust financial performance in 2024. As expected, income grew in the second half of the year, supported by a rising banking net interest margin, lending growth and momentum in other income. We have maintained discipline on costs, despite the inflationary backdrop. Asset quality remains strong.

In the fourth quarter we took an additional £700 million provision for the potential remediation costs relating to motor finance commission arrangements. This is in light of the Court of Appeal judgment on Wrench, Johnson and Hopcraft that goes beyond the scope of the original FCA motor finance commissions review. The provision reflects a probability weighted scenario based methodology incorporating a number of inputs. Clearly significant uncertainty remains around the final financial impact. In this context we welcome the expedited Supreme Court hearing at the beginning of April.

Despite the additional provision for motor finance commission arrangements we remain highly committed to shareholder distributions. Our robust performance and strong capital position and generation has enabled the Board to recommend a final ordinary dividend of 2.11 pence per share, resulting in a total dividend for the year of 3.17 pence. This is up 15 per cent on the prior year, in line with our progressive and sustainable ordinary dividend policy. In addition, the Group has announced its intention to implement a share buyback programme of up to £1.7 billion, as we continue to distribute excess capital to shareholders. This is in line with our target to pay down to 13.5 per cent CET1 ratio by the end of 2024.

We are building momentum as we now move into the second phase of our strategic plan. We are continuing to create innovative new products for our customers. More broadly, as the largest UK bank, the successful execution of our purpose-driven strategy is helping to meet commitments across key societal challenges such as infrastructure, energy transition, housing and pensions. Our talented colleagues are critical to our transformation and I am very pleased to see engagement increase in 2024 in the context of a period of significant change.

Robust financial performance and consistent delivery

As said, the Group delivered a robust financial performance in 2024. Statutory profit after tax was £4.5 billion. Underlying profit was £6.3 billion with net income down 5 per cent, operating costs up 3 per cent and higher remediation and underlying impairment charges. Robust net income of £17.1 billion included a resilient banking net interest margin of 2.95 per cent, in line with guidance, and 9 per cent growth in underlying other income, offset by higher operating lease depreciation. Operating costs of £9.4 billion, in line with guidance, reflected cost efficiencies helping to partially offset inflationary pressures, business growth costs and ongoing strategic investment. Remediation costs of £899 million in the year (2023: £675 million), include the £700 million previously referenced in relation to motor finance, alongside £199 million charges in relation to pre-existing programmes. We continue to see strong asset quality, with improved credit performance in the year. The asset quality ratio, including the benefit from improved economic assumptions, was 10 basis points. Overall, this resulted in a return on tangible equity of 12.3 per cent, or 14.0 per cent excluding the motor finance provision.

As evidence of the strength of our franchise, the Group's balance sheet grew in the year, with underlying loans and advances to customers increasing by £9.4 billion to £459.1 billion. This reflected growth across Retail, including mortgages and unsecured loans. Customer deposits of £482.7 billion significantly increased in the year, by £11.3 billion, including growth in Retail deposits of £11.3 billion alongside stable Commercial Banking deposits.

The Group delivered strong capital generation of 148 basis points (177 basis points excluding the motor finance provision) and a pro forma CET1 ratio of 13.5 per cent. This is after £3.6 billion of shareholder distributions including an increased ordinary dividend and further announced share buyback of up to £1.7 billion.

Guiding purpose of Helping Britain Prosper

We have an important role to play in creating a more sustainable and inclusive future for people and businesses across the UK, shaping finance as a force for good. Our purpose is evident across our franchise in all of our business areas as we seek to help our customers realise their financial ambitions. It is also highlighted in particular areas where we can drive positive change at scale, creating value for all of our stakeholders.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

As a leading commercial supporter of social housing, we are working to help every UK household access quality and affordable housing. As part of this journey, we are calling for 1 million affordable new homes by the end of the decade. Since 2018 we have supported around £20 billion of funding to the social housing sector. Alongside, our colleagues have raised over £3 million since we started our partnership with the housing charity Crisis.

Given our importance to the UK economy, we are deeply involved in supporting a more sustainable future by supporting the UK transition to net zero. Our strategy to progress to net zero by 2050 represents a strategic and commercial opportunity, consistent with our purpose of Helping Britain Prosper. In 2024, we continued to support customers in their transition as well as making strong progress against our sustainability goals. Since 2022 we have completed £11.4 billion of EPC A and B mortgage lending, compared to our original target of £10 billion, and delivered more than £9 billion of financing and leasing for EVs. In Insurance, Pensions & Investments (IP&I) we met our cumulative target of investing £20 to £25 billion in climate-aware strategies a year early. In Commercial Banking we delivered £10.7 billion of sustainable financing in 2024, in line with our target of £30 billion from 2024 to 2026.

Moving forward, we continue to challenge ourselves. We have set new targets for a further £11 billion of EPC A and B mortgages and £10 billion of EV financing by 2027. Alongside, we continue to work on the decarbonisation of our business as we work to achieve net zero in our own operations by 2030.

First phase of purpose-driven strategy complete, building strong momentum

Our vision is to become a customer-focused digital leader and integrated financial services provider, able to capitalise on new opportunities at scale. This will drive higher, more sustainable returns for our shareholders.

In 2024 we completed the first chapter of our strategic plan, returning the business to growth and generating £0.8 billion of additional revenues from our strategic initiatives, surpassing our target of c.£0.7 billion. Our strategy has helped support almost £2 billion of net income growth from 2021 to 2024. We have maintained discipline on costs, with £1.2 billion of gross cost savings helping to offset higher investments and inflationary pressures. We have also de-risked the business and reduced claims on capital by, for example, addressing the pension deficit, securitising legacy higher risk mortgage assets and dealing with significant in default situations. We have transformed our capabilities by modernising our technology estate and radically reforming our operations function to deliver more change more efficiently.

When we launched the strategy we committed to a number of 2024 strategic outcomes to support our ambitions and evidence our progress. We have successfully delivered on these targets, meeting around 80 per cent of them, with a significant proportion materially ahead of the original target. For example, since 2021 we have increased depth of relationship by 5 per cent and grown our Corporate and Institutional Banking (CIB) other income by more than 30 per cent, versus our original target of more than 20 per cent. We have grown in high-value areas, with more than 15 per cent growth in Mass Affluent banking balances. We have remained focused on cost efficiency, reducing legacy applications by 17.5 per cent and our office footprint by more than 30 per cent. We are enabling the franchise, having migrated around 50 per cent of applications onto the cloud and reduced data centres by more than 30 per cent.

Delivering broad-based growth

Business growth has been achieved through a number of levers. We have grown the core franchise, increasing our flow share in mortgages and improving our share of balances in Retail current accounts. We have deepened relationships with existing customers, transforming engagement through new and enhanced propositions, such as in investments and mass affluent, enabling us to meet more of our customers' needs. We are growing in high-value areas, including targeted sectors within Commercial Banking such as infrastructure. We are driving cross-Group collaboration by connecting customers with offerings across our franchise for example increased protection penetration in mortgage new business.

Growth has been facilitated by leveraging our digital leadership. This starts with our refreshed mobile app that, with over 20 million users and over 6 billion annual logins, up by 50 per cent since 2021, creates a platform for innovative new propositions that drive a competitive advantage. For example, Your Credit Score now has over 11 million users and has helped over 780,000 customers improve their credit score in 2024. It has also enabled the pre-approval of customers for different forms of credit, significantly improving our loan conversion rate by 15 per cent. Ready-Made Investments is another example of a new proposition gaining strong traction with our customers. The investment tool is bespoke to each customer's risk appetite and makes investing easier and more accessible. We are seeing great take-up, particularly among younger generations, with around 40 per cent of customers under the age of 35.

The successful execution of our first strategic phase means we exceeded our target and delivered £0.8 billion of additional income from strategic initiatives by 2024. We are building momentum as we aim to unlock further growth in the period to 2026. We are now targeting over £1.5 billion of additional strategic initiative income by 2026, of which half will be other income.
GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

As part of our ambition, in Retail we will deliver market leading customer journeys and expanded propositions, while continuing to accelerate the shift to mobile-first by creating more personalised digital experiences. By 2026 we aim to further improve customer depth of relationship by 3 per cent versus 2024. We will continue to target high-value areas, growing Mass Affluent total relationship balances by more than 10 per cent. In Retail lending we will continue to enhance our homes proposition, including by retaining £8.5 billion mortgages in 2026 through our innovative homes ecosystem, alongside expanding our unsecured offering and maintaining our Transport market share at more than 15 per cent.

In Commercial we will further broaden CIB solutions, meeting more transaction banking and market needs with continued balance sheet discipline. We are targeting CIB other income growth of around 45 per cent by 2026 versus 2021. In Business and Commercial Banking (BCB) we are aiming to build the best digitally led relationship bank. By scaling digital servicing we will maintain deposit share and grow in valuable sectors with broader needs, such as manufacturing, driving a more than 10 per cent increase in transaction banking and working capital income by 2026.

In IP&I we are unlocking the potential of the bancassurance model to deliver innovative digital solutions and expanded propositions. We aim to scale our digital waterfront to over 1.5 million customers by 2026, whilst improving Group connectivity to drive growth in high-value areas, such as ranking in the top three for Protection by 2025 and growing Workplace AuA. In our Equity Investments business we are continuing to invest in fast growing UK SMEs through LDC's unique model. We are also supporting the UK rental sector by scaling Lloyds Living, our homes rental business.

Transforming capabilities to drive growth and operating leverage

In order to deliver our growth ambitions, our strategy is to maximise the potential of our people, technology and data. We have hired more than 4,000 colleagues across data and tech who are accelerating our technology modernisation. This transformation of capabilities is unlocking operating leverage and helped us deliver the £1.2 billion of targeted gross cost savings, including around £300 million of change efficiencies. For example, improvements in digital servicing mean that more than 70 per cent of new Business Banking and SME lending decisions are now automated. As a further example of productivity enhancement we increased the number of active customers served per FTE by more than 30 per cent.

Looking forward, we will continue to hire new engineering talent, scale cloud adoption and accelerate decommissioning activity. This will allow us to continue to adopt new technologies that deliver a step-change in our capabilities. This includes our aspirations for Gen AI, for which we have created a centre of excellence including around 200 data scientists and engineers. We are developing use cases such as our knowledge support tool currently being rolled out to 10,000 colleagues across the Group and an AI-driven money management tool for our Mass Affluent customers. These initiatives will generate further efficiencies as well as create opportunities for growth. Together, they drive operating leverage, helping towards our target of a cost:income ratio of less than 50 per cent by 2026.

We are making strong progress on our purpose-led strategy. We have generated £0.8 billion of additional revenues from strategic initiatives as we return the business to growth. We are transforming our franchise through innovative propositions and enhanced capabilities. This gives us confidence in further business growth and our ambition to generate more than £1.5 billion in additional income from our strategic initiatives by 2026 whilst remaining disciplined around costs and capital. We are progressing well towards delivering higher, more sustainable returns for shareholders.

2025 guidance

Based on our current macroeconomic assumptions, for 2025 the Group expects:

●  Underlying net interest income of c.£13.5 billion

●  Operating costs of c.£9.7 billion

●  Asset quality ratio of c.25 basis points

●  Return on tangible equity of c.13.5 per cent

●  Capital generation of c.175 basis points1

2026 guidance

Based on the expected macroeconomic environment and confidence in our strategy, the Group maintains its guidance for 2026:

 ● Cost:income ratio of less than 50 per cent

 ● Return on tangible equity of greater than 15 per cent

 ● Capital generation of greater than 200 basis points1

●  To pay down to a CET1 ratio of c.13.0 per cent

1  Excluding capital distributions. Inclusive of ordinary dividends received from the Insurance business in February of the following year.

SUMMARY OF GROUP RESULTSA

Statutory results

The Group's profit before tax for 2024 was £5,971 million, 20 per cent lower than in 2023. This was driven by lower total income, higher operating expenses and a higher impairment charge. Profit after tax was £4,477 million and earnings per share was 6.3 pence (2023: £5,518 million and 7.6 pence respectively).

Total income, after net finance expense in respect of insurance and investment contracts for 2024 was £18,003 million, a decrease of 3 per cent on 2023. Within this, net interest income of £12,277 million was down 8 per cent on the prior year, driven by a lower margin. The margin performance over the year reflected anticipated headwinds due to deposit churn and asset margin compression, particularly in the mortgage book as it refinances in a lower margin environment. These factors were partially offset by benefits from higher structural hedge earnings as balances are reinvested in the higher rate environment.

Other income amounted to £22,004 million in 2024, broadly in line with 2023. Within other income, net trading income was £17,825 million compared to £18,049 million in 2023. Within the Group's insurance activities, net trading income was £16,013 million in 2024 (2023: £16,742 million), a decrease of £729 million largely reflecting less favourable market performance in 2024. Within the Group's banking activities, net trading income was £1,812 million (2023: £1,307 million) with growth in Commercial Banking driven by strong markets performance and higher levels of client activity. Outside of net trading income within Retail, there was improved performance in UK Motor Finance, with growth following the acquisition of Tusker in 2023 and higher average vehicle rental values. Net fee and commission income was £1,759 million compared to £1,831 million in 2023. The £729 million decrease in net trading income within the Group's insurance activities was largely offset by the £498 million decrease in net finance expense in respect of insurance and investment contracts.

Total operating expenses of £11,601 million were 7 per cent higher than in the prior year. This reflects higher operating lease depreciation, as a result of fleet growth, the depreciation of higher value vehicles and declines in used electric car prices, primarily in the first half, alongside inflationary pressures, business growth costs and ongoing strategic investments including severance. It also includes c.£0.1 billion relating to the sector-wide change in the charging approach for the Bank of England Levy taken in the first quarter, largely offset across the year in net interest income. The Group has maintained its cost discipline with cost efficiencies partly offsetting these items. In 2024, the Group recognised remediation costs of £899 million (2023: £675 million), including a £700 million provision in relation to the potential impact of motor finance commission arrangements, alongside £199 million charges in relation to pre-existing programmes.

Asset quality remains strong with improved credit performance in the year. The impairment charge was £431 million compared to a £303 million charge in 2023 (which benefitted from a significant write-back following the full repayment of debt from a single name client). The charge in 2024 includes a credit from an improved economic outlook, notably house price growth and changes in the first half of the year to the severe downside scenario methodology. The charge also benefitted from strong portfolio performance and the release of judgemental adjustments for inflation and interest rate risks in 2024, as well as a release in Commercial Banking from loss rates used in the model in the first half of the year and a debt sale write back in Retail in the third quarter.

The Group saw good lending growth in 2024 with loans and advances to customers increasing by £10.2 billion to £459.9 billion. This included £6.1 billion growth in UK mortgages (net of the impact of the securitisation of £1.9 billion of primarily legacy Retail mortgages in the second and fourth quarters), £2.2 billion growth in UK Retail unsecured loans driven by organic balance growth and lower repayments following a securitisation in the fourth quarter of 2023, alongside a £0.6 billion increase in credit card balances and growth in other Retail lending (principally in the European retail business). In Commercial Banking, Business and Commercial Banking lending decreased by £3.3 billion, including repayments of £1.6 billion of government-backed lending. Corporate and Institutional Banking balances increased £2.3 billion from strategic growth, notably higher infrastructure lending.

Customer deposits of £482.7 billion significantly increased in the year by £11.3 billion. Retail deposits were up £11.3 billion in the year driven by inflows to limited withdrawal and fixed term deposits, partly offset by a £1.4 billion reduction in current account balances. Commercial Banking deposits were stable in the year, reflecting growth in target sectors offset by an expected outflow in the third quarter.

Total equity of £45.9 billion at 31 December 2024 decreased from £47.4 billion at 31 December 2023. The movement reflected attributable profit for the year and issuance of an AT1 capital instrument in October 2024, which was more than offset by the dividends paid in May 2024 and September 2024, the impact of redemption of AT1 capital instruments in June 2024 and December 2024 and the impact of the share buyback programme in respect of 2023.

SUMMARY OF GROUP RESULTS (continued)

Income statement (underlying basis)A

The Group's underlying profit was £6,343 million in 2024, a reduction of 19 per cent compared to £7,809 million in the prior year with lower net income, higher operating costs and higher remediation and underlying impairment charges. Underlying profit of £993 million in the fourth quarter was down 46 per cent compared to the third quarter of 2024, with net income slightly up, more than offset by higher operating costs, including the annual Bank Levy and a charge for the potential impacts of motor finance commission arrangements.

Net incomeA

	2024 £m	2023 £m	Change %

Underlying net interest income	12,845	13,765	(7)
Underlying other income	5,597	5,123	9
Operating lease depreciation1	(1,325)	(956)	(39)
Net incomeA	17,117	17,932	(5)

Banking net interest marginA	2.95%	3.11%	(16)bp
Average interest-earning banking assetsA	£451.2bn	£453.3bn

1  Net of profits on disposal of operating lease assets of £59 million (31 December 2023: £93 million).

Net income of £17,117 million was down 5 per cent on 2023, driven by lower underlying net interest income and an increased charge for operating lease depreciation. This was partly offset by higher underlying other income. Net income in the fourth quarter of 2024 was slightly up on the third quarter, building on the growth seen in the third quarter.

Underlying net interest income of £12,845 million was down 7 per cent on 2023, with a resilient banking net interest margin of 2.95 per cent (2023: 3.11 per cent), compared to guidance of greater than 2.90 per cent, benefitting from fewer than expected UK Bank Rate cuts, the change in charging approach for the Bank of England Levy, solid deposit volumes and the structural hedge contribution. The margin performance over the year reflected anticipated headwinds due to deposit churn and asset margin compression, particularly in the mortgage book as it refinances in a lower margin environment. These factors were partially offset by benefits from higher structural hedge earnings as balances are reinvested in the higher rate environment. Average interest-earning banking assets in 2024 of £451.2 billion were in line with guidance and broadly stable versus 2023. This includes growth across Retail products partly offset by the impact of securitisations, alongside a reduction in Commercial Banking assets, which included continued repayments of government-backed lending in Business and Commercial Banking and lower lending to banks. Underlying net interest income in 2024 included a non-banking net interest expense of £469 million (2023: £311 million), increasing as a result of higher funding costs and growth in the Group's non-banking businesses.

Underlying net interest income of £3,276 million in the fourth quarter of 2024 was 1 per cent higher than in the third quarter (three months to 30 September 2024: £3,231 million), building on growth in the third quarter. Growth in structural hedge earnings more than offset the impact from the expected continuation of headwinds in respect of deposit churn and asset margin compression, resulting in an increase in banking net interest margin to 2.97 per cent in the fourth quarter (three months to 30 September 2024: 2.95 per cent). Average interest-earning banking assets were £455.1 billion, up on the third quarter from growth in UK mortgages, Retail unsecured loans and Corporate and Institutional Banking. The non-banking net interest expense was in line with the third quarter. Looking forward, the Group expects the underlying net interest income for 2025 to be c.£13.5 billion.

The Group manages the risk to earnings and capital from movements in interest rates by hedging the net liabilities which are stable or less sensitive to movements in rates. At the end of the fourth quarter, the notional balance of the sterling structural hedge was maintained at £242 billion (31 December 2023: £247 billion) with a weighted average duration of approximately three-and-a-half years (31 December 2023: approximately three-and-a-half years). This is consistent with the balance at the end of the second and third quarters of 2024 (30 September 2024: £242 billion, 30 June 2024: £242 billion), given stability in deposit flows. The Group generated £4.2 billion of total income from sterling structural hedge balances in 2024, representing material growth over the prior year (2023: £3.4 billion). The Group expects sterling structural hedge earnings in 2025 to be £1.2 billion higher than in 2024 and £1.5 billion higher in 2026 than in 2025.
SUMMARY OF GROUP RESULTS (continued)

Underlying other income in 2024 of £5,597 million grew by 9 per cent (2023: £5,123 million). Retail was up 10 per cent versus 2023, primarily due to UK Motor Finance, including growth following the acquisition of Tusker in 2023 and higher average vehicle rental values. Within Commercial Banking growth of 8 per cent was driven by strong markets performance as a result of strategic investment and higher levels of client activity. Insurance, Pensions and Investments underlying other income grew by 7 per cent compared to 2023 driven by strong trading and higher general insurance income net of claims and after the disposal of the in-force bulk annuities portfolio. In Equity Investments and Central Items, underlying other income was up 50 per cent on the prior year, driven by strong income growth from Lloyds Living. Underlying other income in the fourth quarter was 11 per cent higher than the fourth quarter of 2023 with growth across divisions.

The Group delivered organic growth in assets under administration (AuA) in Insurance, Pensions and Investments and Wealth (reported within Retail), with combined £5.7 billion net new money in open book AuA over 2024. In total, open book AuA stand at c.£201 billion at 31 December 2024.

Operating lease depreciation of £1,325 million increased compared to the prior year (2023: £956 million), as a result of fleet growth, the depreciation of higher value vehicles and declines in used electric car prices, primarily in the first half. The increase in 2024 includes the c.£100 million additional charge taken in the second quarter to reflect revised future expected residual values. The charge in the fourth quarter was £331 million, consistent with expectations, given used car prices have performed in line with assumptions.

Total costsA

	2024 £m	2023 £m	Change %

Operating costsA	9,442	9,140	(3)
Remediation	899	675	(33)
Total costsA	10,341	9,815	(5)

Cost:income ratioA	60.4%	54.7%	5.7pp

Total costs, including remediation, of £10,341 million were 5 per cent higher than the prior year, with operating costs of £9,442 million up 3 per cent. Operating costs include c.£0.1 billion relating to the sector-wide change in the charging approach for the Bank of England Levy taken in the first quarter. Excluding the Levy, operating costs were up 2 per cent. The Group has maintained its cost discipline with cost efficiencies helping to partially offset inflationary pressures, business growth costs and ongoing strategic investments including severance.

Operating costs in 2025 are expected to be c.£9.7 billion, including further increased severance and the impact from National Insurance contributions changes (c.£0.1 billion).

The Group recognised remediation costs of £899 million in 2024 (2023: £675 million), with £775 million in the fourth quarter, including an additional £700 million in relation to the potential impact of motor finance commission arrangements in light of the Court of Appeal (CoA) judgment in relation to Wrench, Johnson and Hopcraft (WJH) in October 2024, which goes beyond the scope of the original FCA motor finance commissions review. The Supreme Court granted the relevant lenders permission to appeal the WJH judgment and the substantive hearing is scheduled to be heard on 1 April to 3 April 2025. The total £1,150 million provision, including £450 million provided in 2023, represents the Group's best estimate of the potential impact, including both redress and operational costs, but notes that there is a significant level of uncertainty in terms of the final outcome. As a result, the final financial impact could differ materially to the amount provided.

The Group's cost:income ratio for 2024 was 60.4 per cent compared to 54.7 per cent in the prior year, and 73.7 per cent in the fourth quarter impacted by the provision charge for motor finance commission arrangements and the Bank Levy.

SUMMARY OF GROUP RESULTS (continued)

Underlying impairmentA

	2024 £m	2023 £m	Change %

Charges (credits) pre-updated MES1
Retail	789	1,064	26
Commercial Banking	48	(487)
Other	(10)	(12)	(17)
	827	565	(46)
Updated economic outlook (MES)
Retail	(332)	(233)	42
Commercial Banking	(62)	(24)
	(394)	(257)	53
Underlying impairment chargeA	433	308	(41)

Asset quality ratioA	0.10%	0.07%	3bp

1  Impairment charges excluding the impact from updated economic outlook (multiple economic scenarios, MES) taken each quarter.

Asset quality remains strong with improved credit performance in the year. Underlying impairment was a charge of £433 million (2023: £308 million), resulting in an asset quality ratio of 10 basis points. The charge reflects a £394 million multiple economic scenarios (MES) credit (2023: £257 million credit) from an improved economic outlook, notably house price growth and changes in the first half of the year to the severe downside scenario methodology. The charge in the fourth quarter of £160 million includes a £70 million MES credit.

The pre-updated MES charge of £827 million is equivalent to an asset quality ratio of 19 basis points. This is higher than the prior year pre-updated MES charge of £565 million, which benefitted from a significant write-back following the full repayment of debt from a single name client. The charge in 2024 benefitted from strong portfolio performance and the release of judgemental adjustments for inflation and interest rate risks in 2024, as well as a one-off release in Commercial Banking from loss rates used in the model in the first half of the year and a one-off debt sale write back in Retail in the third quarter.  In the fourth quarter, the pre-updated MES charge was £230 million, equating to 20 basis points. Looking forward, the Group expects the asset quality ratio to be c.25 basis points in 2025.

SUMMARY OF GROUP RESULTS (continued)

Restructuring, volatility and other items

	2024 £m	2023 £m	Change %

Underlying profit	6,343	7,809	(19)
Restructuring	(40)	(154)	74
Market volatility and asset sales	(144)	35
Amortisation of purchased intangibles	(81)	(80)	(1)
Fair value unwind	(107)	(107)
Volatility and other items	(332)	(152)
Statutory profit before tax	5,971	7,503	(20)
Tax expense	(1,494)	(1,985)	25
Statutory profit after tax	4,477	5,518	(19)

Earnings per share	6.3p	7.6p	(1.3)p
Return on tangible equityA	12.3%	15.8%	(3.5)pp

	At 31 Dec 2024	At 31 Dec 2023	Change %

Tangible net assets per shareA	52.4p	50.8p	1.6p

Restructuring costs during 2024 were £40 million (2023: £154 million) and include costs relating to the integration of Embark and Tusker as well as those related to a contract termination. Volatility and other items were a net loss of £332 million for the year (2023: net loss of £152 million). This included £81 million for the amortisation of purchased intangibles (2023: £80 million) and £107 million relating to fair value unwind (2023: £107 million). Negative market volatility of £144 million (2023: positive volatility of £35 million) was substantially driven by longer-term rate rises in the period, driving negative insurance volatility, partly offset by positive impacts from banking volatility. The fourth quarter volatility and other items charge of £150 million, was primarily driven by insurance volatility including from movements in interest rates.

The return on tangible equity for 2024 was 12.3 per cent (2023: 15.8 per cent), with 7.1 per cent in the fourth quarter reflecting the provision charge in relation to the potential impacts of motor finance commission arrangements. Excluding this impact, the return on tangible equity was 14.0 per cent in 2024 and 13.9 per cent in the fourth quarter. The Group expects the return on tangible equity for 2025 to be c.13.5 per cent.

Tangible net assets per share at 31 December 2024 was 52.4 pence, up 1.6 pence in the year (31 December 2023: 50.8 pence). The increase resulted from attributable profit and a reduction in the number of shares following the share buyback programme announced in February 2024. This was offset by capital distributions, a lower pension surplus from negative market impacts and the foreign exchange impact on the redemption of a US dollar denominated AT1 capital instrument. Tangible net assets per share was down 0.1 pence in the fourth quarter. The decrease was due to increased long-term rates impacting the cash flow hedge reserve and pension surplus, partly offset by attributable profit, impacted by the provision charge relating to motor finance commission arrangements.

In February 2024, the Board decided to return surplus capital in respect of 2023 through a share buyback programme of up to £2.0 billion. This commenced on 23 February 2024 and completed on 13 November 2024 with c.3.7 billion (c.6 per cent) ordinary shares repurchased.

Tax

The Group recognised a tax expense of £1,494 million in the year (2023: £1,985 million). This reflected lower profits than the prior year and tax credits of £100 million on the finalisation of prior year returns within the fourth quarter charge of £124 million. The Group expects a medium-term effective tax rate of around 27 per cent based on the banking surcharge rate of 3 per cent and the corporation tax rate of 25 per cent. An explanation of the relationship between the tax expense and the Group's accounting profit for the year is set out on page 55.

SUMMARY OF GROUP RESULTS (continued)

	At 31 Dec 2024	At 31 Dec 2023	Change %

Underlying loans and advances to customersA	£459.1bn	£449.7bn	2
Customer deposits	£482.7bn	£471.4bn	2
Loan to deposit ratioA	95%	95%

Wholesale funding1	£92.5bn	£98.7bn	(6)
Wholesale funding <1 year maturity1	£31.3bn	£35.1bn	(11)
of which: money market funding <1 year maturity1	£16.9bn	£23.8bn	(29)
Liquidity coverage ratio - eligible assets2	£134.4bn	£136.0bn	(1)
Liquidity coverage ratio3	146%	142%	4pp
Net stable funding ratio4	129%	130%	(1)pp

Total underlying expected credit loss allowance (at end of period)A	£3,651m	£4,337m	(16)

1  Excludes balances relating to margins of £2.8 billion (31 December 2023: £2.4 billion).

2  Eligible assets are calculated as a monthly rolling simple average of month end observations over the previous 12 months post any liquidity haircuts.

3  The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

4  The net stable funding ratio is calculated as a simple average of month-end observations over the previous four quarter-ends.

The Group saw good lending growth in 2024 with underlying loans and advances to customers increasing by £9.4 billion to £459.1 billion. This included £6.1 billion growth in UK mortgages (net of the impact of the securitisation of £1.9 billion of primarily legacy Retail mortgages in the second and fourth quarters), £2.2 billion growth in UK Retail unsecured loans driven by organic balance growth and lower repayments following a securitisation in the fourth quarter of 2023, alongside a £0.6 billion increase in credit card balances and growth in other Retail lending (principally in the European retail business). In Commercial Banking, Business and Commercial Banking lending decreased by £3.3 billion, including repayments of £1.6 billion of government-backed lending. Corporate and Institutional Banking balances increased £2.3 billion from strategic growth, notably higher infrastructure lending. Growth of £2.1 billion in underlying loans and advances to customers in the fourth quarter included £2.2 billion in UK mortgages (net of the £1.0 billion impact from a securitisation) and stable Commercial Banking balances.

Customer deposits of £482.7 billion significantly increased in the year by £11.3 billion, including £7.0 billion in the fourth quarter. Retail deposits were up £11.3 billion in the year driven by inflows to limited withdrawal and fixed term deposits, partly offset by a £1.4 billion reduction in current account balances (significantly lower than the prior year, as expected). In the fourth quarter, Retail current account balances increased by £0.7 billion in contrast to a £1.1 billion reduction in the third quarter helped by calendar timing impacts. Deposit churn observed within savings and between savings and current accounts was lower in 2024 than in 2023 and lower in the second half of 2024 than in the first half. Commercial Banking deposits were stable in the year, reflecting growth in target sectors offset by an expected outflow in the third quarter. The increase in Commercial Banking deposits in the fourth quarter of £1.9 billion reflected growth in target sectors alongside foreign exchange impacts.

The Group has a large, high quality liquid asset portfolio held mainly in cash and government bonds, with all assets hedged for interest rate risk. The Group's liquid assets continue to significantly exceed regulatory requirements and internal risk appetite, with a strong, stable liquidity coverage ratio of 146 per cent (31 December 2023: 142 per cent) and a strong net stable funding ratio of 129 per cent (31 December 2023: 130 per cent). The loan to deposit ratio of 95 per cent, broadly stable compared to 31 December 2023 and 30 September 2024, continues to reflect a robust funding and liquidity position.

The underlying expected credit loss (ECL) allowance reduced to £3.7 billion (31 December 2023: £4.3 billion) in the period, reflecting releases driven by improvements to the Group's economic base case scenario. The uplift from the base case to probability-weighted ECL is £0.4 billion (31 December 2023: £0.7 billion). The ECL allowance includes judgemental adjustments which reduce the ECL by £15 million (31 December 2023: £67 million increase to ECL). The reduction in judgemental adjustments in the year was primarily from the release of those held in respect of inflationary and interest rate risks, which are now stabilising, with a resilient credit performance being observed.

SUMMARY OF GROUP RESULTS (continued)

Capital

	At 31 Dec 2024	At 31 Dec 2023	Change %

CET1 ratio	14.2%	14.6%	(0.4)pp
Pro forma CET1 ratioA,1	13.5%	13.7%	(0.2)pp
UK leverage ratio	5.5%	5.8%	(0.3)pp
Risk-weighted assets	£224.6bn	£219.1bn	3

Capital generation
Pro forma CET1 ratio as at 31 December 2023A,1	13.7%
Banking build (bps)2	221
Insurance dividend (bps)	14
Risk-weighted assets (bps)	(14)
Other movements (bps)3	(17)
Retail secured CRD IV increases and phased unwind of IFRS 9 transitional relief (bps)4	(27)
Capital generation excluding provision charge for motor finance commission arrangements (bps)	177
Provision charge for motor finance commission arrangements (bps)	(29)
Capital generation (bps)	148
Ordinary dividend (bps)	(91)
Share buyback accrual (bps)	(80)
Pro forma CET1 ratio as at 31 December 2024A,1	13.5%

1  31 December 2023 and 31 December 2024 reflect both the full impact of the share buybacks announced in respect of 2023 and 2024 and the ordinary dividends received from the Insurance business in February 2024 and February 2025.

2    Includes impairment charge and excess regulatory expected losses, excludes a charge for motor finance commission arrangements.

3  Includes share-based payments and foreign exchange loss on a US dollar AT1 redemption.

4  Retail secured CRD IV increases with respect to performing exposures.

The Group's pro forma CET1 capital ratio at 31 December 2024 was 13.5 per cent (31 December 2023: 13.7 per cent pro forma), in line with guidance. Capital generation during the year was 148 basis points. Excluding the provision for motor finance commission arrangements, capital generation was 177 basis points, in line with guidance.

Capital generation reflects robust banking build and the interim half-year and full-year dividends received from the Insurance business in June 2024 (£200 million) and February 2025 (£100 million) respectively, partially offset by risk-weighted asset increases and other movements, including 15 basis points relating to the foreign exchange translation loss following the US dollar AT1 capital instrument redemption in June. Regulatory headwinds of 27 basis points in the year reflect an adjustment for part of the impact of the Retail secured CRD IV increases and the reduction in the transitional factor applied to IFRS 9 dynamic relief on 1 January 2024. There was a further 29 basis points resulting from a provision relating to the potential impacts of motor finance commission arrangements. The impact of the interim ordinary dividend paid in September 2024 and the accrual for the recommended final ordinary dividend equates to 91 basis points, with a further 80 basis points to cover the accrual for the announced ordinary share buyback programme of up to £1.7 billion.

The Group expects capital generation in 2025 to be c.175 basis points and reaffirms guidance for capital generation in 2026 of greater than 200 basis points.

Excluding the Insurance dividend received in February 2025 and the full impact of the announced ordinary share buyback programme, the Group's CET1 capital ratio at 31 December 2024 was 14.2 per cent (31 December 2023: 14.6 per cent).
SUMMARY OF GROUP RESULTS (continued)

Risk-weighted assets increased by £5.5 billion in the year to £224.6 billion at 31 December 2024 (31 December 2023: £219.1 billion), in line with guidance. This reflects the impact of lending growth, Retail secured CRD IV increases and other movements, partly offset by optimisation including capital efficient, net present value positive securitisation activity. In the fourth quarter, risk-weighted assets increased by £1.3 billion primarily driven by lending growth, operational risk and Retail secured CRD IV increases, again partly offset by optimisation activity. In the context of the Retail secured CRD IV increases, a risk-weighted asset increase of £3.3 billion was recognised against performing exposures in 2024. Including this increase, it is now envisaged that the overall uplift could be modestly higher than £5 billion, subject to finalisation with the PRA.

The PRA published its second policy statement on implementing Basel 3.1 in the UK in September 2024. The final regulations, which are now due to be implemented on 1 January 2027 following a PRA announcement in January 2025, will introduce substantial revisions to the approaches for calculating risk-weighted assets. The Group expects the initial impact of Basel 3.1 implementation to be moderately positive.

The Group's regulatory CET1 capital requirement remains at around 12 per cent, including the Pillar 2A CET1 capital requirement remaining at around 1.5 per cent of risk-weighted assets. The Board's view of the ongoing level of total CET1 capital required to grow the business, meet current and future regulatory requirements and cover economic and business uncertainties is c.13.0 per cent. This includes a management buffer of around 1 per cent. In order to manage risks and distributions in an orderly way, the Board intends to progress towards paying down to the current CET1 capital target of c.13.0 per cent by the end of 2026.

Pensions

Following completion of the triennial valuation of its main defined benefit pension schemes as at 31 December 2022, there will be no further deficit contributions for this triennial period (to 31 December 2025).

Dividend and share buyback

The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return further surplus capital through share buybacks or special dividends. In February 2024, the Board decided to return surplus capital in respect of 2023 through a share buyback programme of up to £2.0 billion. This commenced on 23 February 2024 and completed on 13 November 2024 with c.3.7 billion (c.6 per cent) ordinary shares repurchased.

In respect of 2024, the Board has recommended a final ordinary dividend of 2.11 pence per share, which, together with the interim ordinary dividend of 1.06 pence per share totals 3.17 pence per share, an increase of 15 per cent compared to 2023, in line with the Board's commitment to a progressive and sustainable ordinary dividend. The Board has also announced its intention to implement an ordinary share buyback of up to £1.7 billion, which will commence as soon as is practicable and is expected to be completed by 31 December 2025.

Based on the total ordinary dividend and the announced ordinary share buyback, the total capital return in respect of 2024 will be up to £3.6 billion, equivalent to c.9 per cent (as at 14 February 2025) of the Group's market capitalisation value. The Group intends to pay down to its ongoing CET1 capital target of c.13.0 per cent by the end of 2026.

DIVISIONAL RESULTS

Segmental analysis - underlying basisA
2024	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Equity Investments and Central Items £m	Group £m

Underlying net interest income	8,930	3,434	(136)	617	12,845
Underlying other income	2,384	1,825	1,292	96	5,597
Operating lease depreciation	(1,319)	(6)	-	-	(1,325)
Net income	9,995	5,253	1,156	713	17,117
Operating costs	(5,596)	(2,762)	(924)	(160)	(9,442)
Remediation	(750)	(104)	(19)	(26)	(899)
Total costs	(6,346)	(2,866)	(943)	(186)	(10,341)
Underlying profit before impairment	3,649	2,387	213	527	6,776
Underlying impairment (charge) credit	(457)	14	7	3	(433)
Underlying profit	3,192	2,401	220	530	6,343

Banking net interest marginA	2.49%	4.39%			2.95%
Average interest-earning banking assetsA	£370.1bn	£81.1bn	-	-	£451.2bn
Asset quality ratioA	0.12%	0.00%			0.10%
Underlying loans and advances to customersA,1	£371.5bn	£87.6bn	-	-	£459.1bn
Customer deposits	£319.7bn	£162.6bn	-	£0.4bn	£482.7bn
Risk-weighted assets	£125.1bn	£73.8bn	£0.4bn	£25.3bn	£224.6bn

2023	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Equity Investments and Central Items £m	Group £m

Underlying net interest income	9,647	3,799	(132)	451	13,765
Underlying other income	2,159	1,691	1,209	64	5,123
Operating lease depreciation	(948)	(8)	-	-	(956)
Net income	10,858	5,482	1,077	515	17,932
Operating costs	(5,469)	(2,647)	(880)	(144)	(9,140)
Remediation	(515)	(127)	(14)	(19)	(675)
Total costs	(5,984)	(2,774)	(894)	(163)	(9,815)
Underlying profit before impairment	4,874	2,708	183	352	8,117
Underlying impairment (charge) credit	(831)	511	7	5	(308)
Underlying profit	4,043	3,219	190	357	7,809

Banking net interest marginA	2.73%	4.63%			3.11%
Average interest-earning banking assetsA	£365.6bn	£86.8bn	-	£0.9bn	£453.3bn
Asset quality ratioA	0.23%	(0.54)%			0.07%
Underlying loans and advances to customersA,1	£361.2bn	£88.6bn	-	(£0.1bn)	£449.7bn
Customer deposits	£308.4bn	£162.8bn	-	£0.2bn	£471.4bn
Risk-weighted assets	£119.3bn	£74.2bn	£0.2bn	£25.4bn	£219.1bn

1  Equity Investments and Central Items includes central fair value hedge accounting adjustments.

DIVISIONAL RESULTS (continued)

Retail

Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to build enduring relationships that meet more of its customers' financial needs and improves their financial resilience throughout their lifetime. Retail operates the largest digital bank in the UK and continues to improve digital experience through a mobile-first strategy, deliver market-leading products and meet consumer duty expectations whilst working within a prudent risk appetite. Through strategic investment, alongside increased use of data, Retail aims to deepen consumer relationships, deliver personalised propositions, broaden its intermediary offering, improve customer experience and operational efficiency.

Strategic progress

●  UK's largest digital bank with 22.7 million digitally active users; 20.2 million actively using the Group's mobile apps, up 8 per cent in 2024, with over 6 billion logons this year. Mobile messaging interactions up over 60 per cent on 2023

●  Enriched mobile offering, including a redesigned Lloyds Bank app with six new spaces allowing customers to manage their finances alongside 'Link Pay', a safe and fast way to request payment. Enhanced personalisation of in-app journeys and messaging, through data utilisation to better understand customer needs

●  Mortgage gross lending share increased 3 percentage points since 2023 to 20 per cent, alongside £15.1 billion lending to first time buyers in 2024 and a 6 percentage point increase in take-up of protection insurance in 2024

●  Grown Mass Affluent customer base to over 3 million and exceeded target for growth in banking balances, up 15 per cent since 2021, with a dedicated digital-first proposition providing product offers, digital tools and financial coaching

●  Increased customers served per distribution FTE by 30 per cent since 2021 and utilised the expertise of branch colleagues to answer personal banking calls, to support 725,000 customers in 2024

●  5 per cent growth in depth of relationship1 with customers, including growth across all life stages

●  11.2 million customers registered for 'Your Credit Score', including 2.4 million registrations in 2024, contributing c.7 per cent of direct mortgages applications value. Over 780,000 customers have improved their score in 2024

●  Introduced fee free overseas debit card usage on the majority of packaged bank accounts, supporting an increase in customers using debit cards overseas and a stronger value proposition driving income diversification

●  Launched 'Black Horse FlexPay', a flexible and easy way to pay for larger purchases in instalments

●  Surpassed 2024 sustainability targets, lending £11.4 billion in mortgages on properties with an EPC rating of A or B2 and £9.4 billion for financing and leasing of battery electric and plug-in hybrid vehicles2

Financial performance

●  Underlying net interest income 7 per cent lower, reflecting expected mortgage and unsecured lending asset margin compression and continued deposit churn headwinds, partly offset by higher structural hedge earnings

●  Underlying other income up 10 per cent, driven by UK Motor Finance including growth following the acquisition of Tusker in 2023 and higher average vehicle rental values

●  Operating lease depreciation charge higher due to fleet growth, the depreciation of higher value vehicles and declines in used electric car prices, primarily in the first half

●  Operating costs up 2 per cent, with cost efficiencies helping to partially offset inflationary pressures, business growth costs, ongoing strategic investment including increased severance charges and the sector-wide Bank of England Levy. Remediation costs of £750 million include a £700 million provision in relation to the potential impacts of motor finance commission arrangements

●  Underlying impairment charge of £457 million, lower than prior year and includes a £332 million credit from an improved economic outlook, notably house price growth, the release of judgemental adjustments for inflation and interest rate risks, a one-off debt sale write back and strong portfolio performance in UK mortgages

●  Loans and advances to customers up £10.3 billion, including £6.1 billion growth in UK mortgages (net of securitisations of £1.9 billion), UK Retail unsecured loans up £2.2 billion due to organic growth and lower repayments following a securitisation in 2023, alongside £1.9 billion growth across credit cards and other Retail (driven by European lending)

●  Customer deposits up £11.3 billion, with inflows into limited withdrawal and fixed term products, partly offset by a £1.4 billion reduction in current account balances (significantly lower than the prior year, as expected)

●  Risk-weighted assets up 5 per cent in 2024, given higher lending and Retail secured CRD IV model increases, partly offset by capital efficient securitisation activity

1    Customers retained from November 2021. Relates to product holdings, for franchise customers with active relationship.

2  Since 1 January 2022, new mortgage lending on residential property with an Energy Performance Certificate rating of A or B at 30 September 2024; and new lending for Black Horse and operating leases for Lex Autolease and Tusker at 31 December 2024.

DIVISIONAL RESULTS (continued)

Retail (continued)

Retail performance summaryA
	2024 £m	2023 £m	Change %

Underlying net interest income	8,930	9,647	(7)
Underlying other income	2,384	2,159	10
Operating lease depreciation	(1,319)	(948)	(39)
Net income	9,995	10,858	(8)
Operating costs	(5,596)	(5,469)	(2)
Remediation	(750)	(515)	(46)
Total costs	(6,346)	(5,984)	(6)
Underlying profit before impairment	3,649	4,874	(25)
Underlying impairment	(457)	(831)	45
Underlying profit	3,192	4,043	(21)

Banking net interest marginA	2.49%	2.73%	(24)bp
Average interest-earning banking assetsA	£370.1bn	£365.6bn	1
Asset quality ratioA	0.12%	0.23%	(11)bp

	At 31 Dec 2024 £bn	At 31 Dec 2023 £bn	Change %

UK mortgages1,2	312.3	306.2	2
Credit cards	15.7	15.1	4
UK Retail unsecured loans	9.1	6.9	32
UK Motor Finance3	15.3	15.3
Overdrafts	1.2	1.1	9
Other1,4	17.9	16.6	8
Underlying loans and advances to customersA	371.5	361.2	3
Operating lease assets5	7.2	6.5	11
Total customer assets	378.7	367.7	3

Current accounts	101.3	102.7	(1)
Savings accounts6	208.2	194.8	7
Wealth	10.2	10.9	(6)
Customer deposits	319.7	308.4	4

Risk-weighted assets	125.1	119.3	5

1  From the first quarter of 2024, open mortgage book and closed mortgage book loans and advances, previously presented separately, are reported together as UK mortgages; Wealth loans and advances, previously reported separately, are included within Retail other. The 31 December 2023 comparative is presented on a consistent basis.

2  The increase in UK mortgages underlying loans and advances to customers is net of the impact of the securitisations of £1.9 billion of primarily legacy Retail mortgages in the second and fourth quarters of 2024.

3  UK Motor Finance balances on an underlying basisA exclude a finance lease gross up. See page 27.

4  Within underlying loans and advances, Retail other includes the European and Wealth businesses.

5  Operating lease assets relate to Lex Autolease and Tusker.

6  From the first quarter of 2024, Retail relationship savings accounts and Retail tactical savings accounts, previously reported separately, are reported together as Retail savings accounts. The 31 December 2023 comparative is presented on a consistent basis.

DIVISIONAL RESULTS (continued)

Commercial Banking

Commercial Banking serves small and medium businesses and corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services whilst connecting the whole Group to clients. Through investment in digital capability and product development, Commercial Banking will deliver an enhanced customer experience via a digital-first model in Business and Commercial Banking and an expanded client proposition across Commercial Banking, generating diversified capital efficient growth and supporting customers in their transition to net zero.

Strategic progress

●  Maintained position as number 1 ranked1 Infrastructure and Project Finance Bank in the UK, financing wind farms, solar, and investments into newer low carbon technologies

●  Increased euro and US dollar debt capital markets issuance volumes by 39 per cent, outperforming the market2

●  Awarded Best Bank for Digitalisation at the Global Trade Review Awards 2024. Completed the Group's first electronic bill of lading transaction, reducing transaction time, execution risk, costs and environmental impact

●  Delivered £10.7 billion of sustainable financing3 in 2024. Ranked first in ESG-labelled bond issuance for UK issuers4

●  Launched 'Lloyds Bank Market Insights' bringing together economics and markets expertise to provide topical and timely thought leadership to clients; consistently recognised as one of the leading forecasters of the UK economy

●  Awarded Best Bank Foreign Exchange Trading for Corporates in the UK5 and delivered 42 per cent year on year increase in foreign exchange volumes

●  Achieved strategic objective of Top 5 sterling interest rate swap counterparty with number 2 ranking

●  Expanded the mobile-first onboarding journey following initial launch in 2023 to include multiple party limited companies, clubs and societies; around 9 in 10 Business Banking accounts now being originated digitally

●  Threshold for automated credit decisioning increased to up to £100,000 for customers meeting criteria, with new mobile overdraft journey enabling Business Banking customers to digitally apply for an overdraft facility

●  Launched new mobile app journeys for instant access, term and notice accounts

●  Enhanced Merchant Services proposition, including improved access to Clover offering and introduction of tailored terminal integrations, helping customers to automate business management processes

●  Delivered increased personalised content for customers in both mobile app and browser, resulting in over half a billion personalised digital impressions and driving significant increase in engagement

●  Hosted the Lilac Review following the publication of the Disability and Entrepreneur Report in partnership with Small Business Britain and founding signatory to the Disability Finance Code for Entrepreneurship

Financial performance

●  Underlying net interest income of £3,434 million, down 10 per cent on the prior year, driven by expected customer movements into interest-bearing accounts, as well as lower average deposit balances

●  Underlying other income increased 8 per cent to £1,825 million, reflecting client franchise growth due to strategic investment and higher levels of client activity, driving a strong markets performance

●  Operating costs 4 per cent higher with cost efficiencies helping to partially offset inflationary pressures, business growth costs, ongoing strategic investment and the sector-wide Bank of England Levy. Remediation costs were £104 million

●  Underlying impairment credit of £14 million, reduced from the prior year which included a significant one-off write-back. The credit in 2024 reflected strong asset quality, a one-off release from model loss rates and updated economic scenarios. The charge on new and existing Stage 3 clients remains low

●  Customer lending 1 per cent lower at £87.6 billion reflecting ongoing net repayments within Business and Commercial Banking, including government-backed lending, partly offset by strategic growth in Corporate and Institutional Banking, notably higher infrastructure lending

●  Customer deposits stable at £162.6 billion, with growth in target sectors, offset by an expected outflow in the third quarter

●  Risk-weighted assets 1 per cent lower at £73.8 billion, reflecting efficient allocation of capital and optimisation activity

1  Infralogic 1 January 2024 to 31 December 2024, by deal volume and value.

2  Refinitiv Eikon; all international bonds in euro and US dollar, excluding Sovereign, supranational and agency issuance.

3  In line with the Group's Sustainable Financing Framework.

4  Bondradar; excluding Sovereign, supranational and agency issuance.

5  Coalition Greenwich Voice of Clients - 2024 European Corporate Foreign Exchange Study.

DIVISIONAL RESULTS (continued)

Commercial Banking (continued)

Commercial Banking performance summaryA
	2024 £m	2023 £m	Change %

Underlying net interest income	3,434	3,799	(10)
Underlying other income	1,825	1,691	8
Operating lease depreciation	(6)	(8)	25
Net income	5,253	5,482	(4)
Operating costs	(2,762)	(2,647)	(4)
Remediation	(104)	(127)	18
Total costs	(2,866)	(2,774)	(3)
Underlying profit before impairment	2,387	2,708	(12)
Underlying impairment credit (charge)	14	511	(97)
Underlying profit	2,401	3,219	(25)

Banking net interest marginA	4.39%	4.63%	(24)bp
Average interest-earning banking assetsA	£81.1bn	£86.8bn	(7)
Asset quality ratioA	0.00%	(0.54%)

	At 31 Dec 2024 £bn	At 31 Dec 2023 £bn	Change %

Business and Commercial Banking	29.7	33.0	(10)
Corporate and Institutional Banking	57.9	55.6	4
Underlying loans and advances to customers	87.6	88.6	(1)

Customer deposits	162.6	162.8

Risk-weighted assets	73.8	74.2	(1)

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments

Insurance, Pensions and Investments (IP&I) supports over 10 million customers, with a number one ranking in Home Insurance new policy share, a number two ranking in UK defined contribution Workplace provision, and a top three position for Individual Annuities provision with annualised annuity payments of over £0.9 billion. Total Assets under administration (AuA) are £232 billion (excluding Wealth). The Group continues to invest significantly into IP&I to develop the business, including the investment propositions to support the Group's Mass Affluent strategy, digitisation, innovating intermediary propositions and accelerating the transition to a low carbon economy.

Strategic progress

●  Scottish Widows now has more than 1 million digitally registered customers. Recently relaunched an app for workplace pension customers which has over 400,000 users, 60 per cent of which are active users

●  Increased the product offering with the introduction of Ready-Made Pensions, the Self Invested Personal Pension and Pet Insurance. Alongside Ready-Made Investments launched in 2023, with c.45,000 accounts opened to date and c.40 per cent of customers under the age of 35, this creates a significant opportunity to grow the business and drive deeper customer relationships

●  Continued to grow home insurance market share through the Group's strong brands, transforming customer experiences through digitisation, whilst also delivering productivity gains. New policies increased by over 24 per cent and market share grew by 0.9 percentage points to 15.0 per cent compared to 2023

●  Continued momentum in the protection insurance offering, utilising Retail channels with take-up rates (as a percentage of mortgage completions) increasing from 9.1 per cent to 15.2 per cent in 2024

●  Successful launch of refreshed independent financial advisor proposition on new architecture driving significant new business with applications for protection cover up 50 per cent in the second half of the year following the launch

●  Open book AuA of £185 billion (2023: £164 billion), with 13 per cent growth in the year. Net AuA flows of £5.3 billion, contributing to an increased stock of deferred profit. This included a significant contribution from the workplace pensions business, with a 9 per cent increase in regular contributions to pensions administered and £108 billion of AuA

●  Market share of stocks and shares ISA new account openings at 19.8 per cent, second in the market1 (12 months to 30 September 2023: 20.2 per cent, second in the market)

●  Grew individual annuities market share by 4 percentage points to 23.5 per cent1, issuing c.£1.7 billion of policies (2023: c.£1.0 billion). Focused strategic presence following the sale (subject to High Court approval) of the bulk annuities business

●  Completed the transfer of the longstanding life and pensions business to IP&I's strategic platform with four migrations successfully executed during 2024

●  Climate-aware investments increased by £4.2 billion in 2024, bringing overall investment to £25.9 billion, currently exceeding the target of £20 billion to £25 billion by the end of 20252

●  Ended the year with a Trustpilot score of 4.3 stars for Scottish Widows and 4.6 for Lloyds Insurance

Financial performance

●  Underlying profit up 16 per cent after agreed sale (subject to High Court approval) of the in-force bulk annuity portfolio

●  Underlying other income of £1,292 million, up 7 per cent from strong trading, with higher net general insurance income

●  Operating costs up 5 per cent, with cost efficiencies helping to partially offset inflationary pressures, business growth costs and ongoing strategic investment including increased severance charges

●  Balance of deferred profits broadly stable in the year at £5.0 billion (after release to income of £419 million) and after allowing for the reinsurance agreement entered into for the in-force bulk annuity portfolio, including £126 million from new business, reflecting value generation in workplace pensions and individual annuities

●  Life and pensions sales (PVNBP) up 5 per cent driven by strong performance in the individual annuities and workplace business partly offset by the agreed sale (subject to High Court approval) of the in-force bulk annuity portfolio

●  Payment of a £100 million final dividend to Lloyds Banking Group plc in February 2025, after the £200 million interim dividend, supported by a strong capital position with an estimated Insurance Solvency II ratio of 158 per cent (154 per cent after proposed dividend)

●  Credit asset portfolio strong, rated 'A-' on average. Well diversified, with less than 2.5 per cent of assets backing annuities being sub-investment grade or unrated. Strong liquidity position with c.£3 billion cash and cash equivalents

1  ISA information reflects opening through direct channels and is based on 12 months to 30 September 2024. Annuities information reflects nine months to 30 September 2024.

2  Includes a range of funds with a bias towards investing in companies that are reducing the carbon intensity of their businesses and/or are developing climate solutions.

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments (continued)

Insurance, Pensions and Investments performance summaryA
	2024 £m	2023 £m	Change %

Underlying net interest income	(136)	(132)	(3)
Underlying other income	1,292	1,209	7
Net income	1,156	1,077	7
Operating costs	(924)	(880)	(5)
Remediation	(19)	(14)	(36)
Total costs	(943)	(894)	(5)
Underlying profit before impairment	213	183	16
Underlying impairment	7	7
Underlying profit	220	190	16

Life and pensions sales (PVNBP)A,1	18,249	17,449	5
New business value of insurance and participating investment contracts recognised in the yearA,2
of which: deferred to contractual service margin and risk adjustment	126	173	(27)
of which: losses recognised on initial recognition	(15)	(20)	25
	111	153	(27)
Assets under administration (net flows)3	£5.3bn	£5.1bn	4
General insurance underwritten new gross written premiumsA	197	124	59
General insurance underwritten total gross written premiumsA	737	579	27
General insurance combined ratio	97%	106%	(9)pp

	At 31 Dec 2024	At 31 Dec 2023	Change %

Insurance Solvency II ratio (pre-dividend)4	158%	186%	(28)pp
Total customer assets under administration	£231.9bn	£213.1bn	9

1  Present value of new business premiums.

2  New business value represents the value added to the contractual service margin and risk adjustment at the initial recognition of new contracts, net of acquisition expenses and any loss component on onerous contracts (which is recognised directly in the income statement) but does not include existing business increments.

3  The movement in asset inflows and outflows driven by business activity (excluding market movements).

4  Equivalent estimated regulatory view of ratio (including With-Profits funds and post dividend where applicable) was 148 per cent (31 December 2023: 166 per cent, post-February 2024 dividend).

Breakdown of net incomeA
	2024			2023
Deferred profit release1 £m		Other in-year profit £m	Total £m	Deferred profit release1 £m	Other in-year profit £m	Total £m

Life open book (pensions, individual annuities, Wealth and protection)	350	318	668	267	290	557
Non-life (General insurance)	-	229	229	-	171	171
Other items2	69	190	259	85	223	308
Bulk annuities3	-	-	-	35	6	41
Net incomeA	419	737	1,156	387	690	1,077

1    Total deferred profit release is represented by contractual service margin (CSM) and risk adjustment releases from holdings on the balance sheet. CSM is released as insurance contract services are provided; risk adjustment is released as uncertainty within the calculation of the liabilities diminishes. Amounts are shown net of reinsurance.

2    Other items represents the income from longstanding business, return on shareholder assets and interest on subordinated debt.

3    2024 reflects the agreed sale (subject to High Court approval) of the in-force bulk annuity portfolio to Rothesay Life plc.

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments (continued)

Movement in the deferred profit1 (contractual service margin (CSM) and risk adjustment)
	Life open book £m	Other products2 £m	Bulk annuities3 £m	Total1 £m

Deferred profit at 1 January 2024	4,025	702	578	5,305
New business written	126	-	-	126
Release to income statement	(350)	(69)	-	(419)
Other movements	415	53	(460)	8
Deferred profit at 31 December 2024	4,216	686	118	5,020

Deferred profit at 1 January 2023	3,661	909	538	5,108
New business written	120	-	53	173
Release to income statement	(267)	(85)	(35)	(387)
Other movements	511	(122)	22	411
Deferred profit at 31 December 2023	4,025	702	578	5,305

1  Total deferred profit is represented by CSM and risk adjustment, both held on the balance sheet. CSM is released as insurance contract services are provided; risk adjustment is released as uncertainty within the calculation of the liabilities diminishes. Amounts are shown net of reinsurance.

2  Other products includes longstanding business and European business.

3    Bulk annuities for 2024 reflects the reinsurance agreement entered into as part of the agreed sale (subject to High Court approval) of the in-force bulk annuity portfolio to Rothesay Life plc, with the impact of the reinsurance agreement included within Other movements.

Volatility arising in the Insurance business
	2024 £m	2023 £m

Insurance volatility	(56)	198
Policyholder interests volatility	162	116
Total volatility	106	314
Insurance hedging arrangements	(442)	(422)
Total1	(336)	(108)

1    Total insurance volatility is included within market volatility and asset sales, which in total resulted in a loss of £144 million in 2024 (2023: gain of £35 million). See page 29.

Insurance volatility impacts statutory profit before tax (through volatility and asset sales) but does not impact underlying profit, which is based on an expected return. The impact of the actual return differing from the expected return is included within insurance volatility. This is because movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the results on the basis of an expected return.

The Group manages its Insurance business exposures to equity, interest rate, foreign currency exchange rate and inflation movements within the Insurance, Pensions and Investments division. It does so by balancing the importance of managing the impacts to both Solvency capital and earnings volatility, as these factors can impact the dividend that the Insurance business can pay up to Lloyds Banking Group plc. This approach can result in volatility in statutory profit before tax. Total insurance volatility resulted in losses of £336 million (2023: £108 million), driven by increases in interest rates and equity performance.

DIVISIONAL RESULTS (continued)

Equity Investments and Central Items
	2024 £m	2023 £m	Change %

Underlying net interest income	617	451	37
Underlying other income	96	64	50
Net income	713	515	38
Operating costs	(160)	(144)	(11)
Remediation	(26)	(19)	(37)
Total costs	(186)	(163)	(14)
Underlying profit before impairment	527	352	50
Underlying impairment	3	5	(40)
Underlying profit	530	357	48

Equity Investments and Central Items includes the Group's equity investments businesses, including Lloyds Development Capital (LDC), the Group's share of the Business Growth Fund (BGF) and the Housing Growth Partnership (HGP), as well as Lloyds Living. Also included are income and expenses not attributed to other divisions, including residual underlying net interest income after transfer pricing (which includes the recharging to other divisions of the Group's external AT1 distributions), and the unwind of hedging costs relating to historic gilt sales.

Net income in 2024 was higher compared to 2023, with stronger underlying net interest income and higher underlying other income. This included £393 million, after funding costs relating to the Group's equity and direct investment businesses (2023: £344 million). Underlying net interest income was higher than in 2023, which was impacted by short-term central hedging costs in the first half of 2023. Underlying other income includes £502 million (2023: £437 million) generated by the Group's equity and direct investment businesses increasing as a result of strong income growth from Lloyds Living, while income from LDC was flat in the year at £425 million (2023: £418 million).

Total costs of £186 million in 2024 increased 14 per cent on the prior year, largely due to costs associated with the agreed sale (subject to High Court approval) of the Group's in-force bulk annuity portfolio. Underlying impairment was a £3 million credit compared to a £5 million credit in 2023.

ALTERNATIVE PERFORMANCE MEASURES

The statutory results are supplemented with those presented on an underlying basis and also with other alternative performance measures. This is to enable a comprehensive understanding of the Group and facilitate comparison with peers. The Group Executive Committee, which is the 'chief operating decision maker' (as defined by IFRS 8 Operating Segments) for the Group, reviews the Group's results on an underlying basis in order to assess performance and allocate resources. Management uses underlying profit before tax, an alternative performance measure, as a measure of performance and believes that it provides important information for investors. This is because it allows for a comparable representation of the Group's performance by removing the impact of items such as volatility caused by market movements outside the control of management.

In arriving at underlying profit, statutory profit before tax is adjusted for the items below, to allow a comparison of the Group's underlying performance:

●  Restructuring costs relating to merger, acquisition, integration and disposal activities

●  Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group's hedging arrangements and that arising in the Insurance business, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets

The analysis of lending and expected credit loss (ECL) allowances is presented on both a statutory and an underlying basis and a reconciliation between the two is shown on page 42. On a statutory basis, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses crystallise. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly. The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances. The statutory basis also includes an accounting adjustment within UK Motor Finance required under IFRS 9 to recognise a continuing involvement asset following the partial derecognition of a component of the Group's finance lease book via a securitisation in the third quarter of 2024.

ALTERNATIVE PERFORMANCE MEASURES (continued)

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. These metrics are not necessarily comparable to similarly titled measures presented by other companies and are not any more authoritative than measures presented in the financial statements, however management believes that they are useful in assessing the performance of the Group and in drawing comparisons between years. A description of these measures and their calculation, is given below. Alternative performance measures are used internally in the Group's Monthly Management Report.

Asset quality ratio
The underlying impairment charge or credit for the period in respect of loans and advances to customers, both drawn and undrawn, expressed as a percentage of average gross loans and advances to customers for the period. This measure is useful in assessing the credit quality of the loan book.

Banking net interest margin
Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross interest-earning banking assets for the period. This measure is useful in assessing the profitability of the banking business.

Cost:income ratio
Total costs as a percentage of net income calculated on an underlying basis. This measure is useful in assessing the profitability of the Group's operations before the effects of the underlying impairment credit or charge.

Gross written premiums	Gross written premiums is a measure of the volume of General Insurance business written during the period. This measure is useful for assessing the growth of the General Insurance business.

Life and pensions sales (present value of new business premiums)
Present value of regular premiums plus single premiums from new business written in the current period. This measure is useful for assessing sales in the Group's life, pensions and investments insurance business.

Loan to deposit ratio	Underlying loans and advances to customers divided by customer deposits.

Operating costs
Operating expenses adjusted to remove the impact of operating lease depreciation, remediation, restructuring costs, the amortisation of purchased intangibles, the insurance gross up and other statutory items.

New business value
This represents the value added to the contractual service margin and risk adjustment at the initial recognition of new contracts, net of acquisition expenses (derived from the statutory balance sheet movements) and any loss component on onerous contracts (which is recognised directly in the income statement) but does not include existing business increments.

Pro forma CET1 ratio	CET1 ratio adjusted for the effects of the dividend paid up by the Insurance business in the subsequent quarter and the full impact of the announced ordinary share buyback programme.

Return on tangible equity	Profit attributable to ordinary shareholders, divided by average tangible net assets. This measure is useful in providing a consistent basis with which to measure the Group's performance.

Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the number of ordinary shares in issue. This measure is useful in assessing shareholder value.

Underlying profit before impairment
Underlying profit adjusted to remove the underlying impairment credit or charge. This measure is useful in allowing for a comparable representation of the Group's performance before the effects of the forward-looking underlying impairment credit or charge.

Underlying profit
Statutory profit before tax adjusted for certain items as detailed above. This measure allows for a comparable representation of the Group's performance by removing the impact of certain items including volatility caused by market movements outside the control of management.

ALTERNATIVE PERFORMANCE MEASURES (continued)

The following table reconciles the Group's income statement on a statutory basis to its underlying basis equivalent:
Statutory basis		Removal of:		Underlying basisA
	£m	Volatility and other items1,2 £m	Insurance gross up3 £m	£m

2024
Net interest income	12,277	578	(10)	12,845	Underlying net interest income
Other income, net of net finance expense in respect of insurance and investment contracts	5,726	(375)	246	5,597	Underlying other income
		(1,325)	-	(1,325)	Operating lease depreciation
Total income, net of net finance expense in respect of insurance and investment contracts	18,003	(1,122)	236	17,117	Net income
Operating expenses4	(11,601)	1,496	(236)	(10,341)	Total costs4
Impairment charge	(431)	(2)	-	(433)	Underlying impairment charge
Profit before tax	5,971	372	-	6,343	Underlying profit

2023
Net interest income	13,298	479	(12)	13,765	Underlying net interest income
Other income, net of net finance expense in respect of insurance and investment contracts	5,331	(447)	239	5,123	Underlying other income
		(956)	-	(956)	Operating lease depreciation
Total income, net of net finance expense in respect of insurance and investment contracts	18,629	(924)	227	17,932	Net income
Operating expenses4	(10,823)	1,235	(227)	(9,815)	Total costs4
Impairment charge	(303)	(5)	-	(308)	Underlying impairment charge
Profit before tax	7,503	306	-	7,809	Underlying profit

1  In the year ended 31 December 2024 this comprised the effects of market volatility and asset sales (losses of £144 million); the amortisation of purchased intangibles (£81 million); restructuring costs (£40 million); and fair value unwind (losses of £107 million).

2  In the year ended 31 December 2023 this comprised the effects of market volatility and asset sales (gains of £35 million); the amortisation of purchased intangibles (£80 million); restructuring costs (£154 million); and fair value unwind (losses of £107 million).

3  Under IFRS 17, expenses which are directly associated with the fulfilment of insurance contracts are reported as part of the insurance service result within statutory other income. On an underlying basis these expenses remain within costs.

4  Statutory operating expenses includes operating lease depreciation. On an underlying basis operating lease depreciation is included in net income.

ALTERNATIVE PERFORMANCE MEASURES (continued)
	2024	2023

Asset quality ratioA
Underlying impairment (charge) credit (£m)	(433)	(308)
Remove non-customer underlying impairment credit (£m)	(23)	(13)
Underlying customer related impairment (charge) credit (£m)	(456)	(321)

Loans and advances to customers (£bn)	459.9	449.7
Remove finance lease gross-up1 (£bn)	(0.8)	-
Underlying loans and advances to customersA (£bn)	459.1	449.7
Add back:
Expected credit loss allowance (drawn, statutory basis) (£bn)	3.2	3.7
Acquisition related fair value adjustments (£bn)	0.1	0.3
Underlying gross loans and advances to customers (£bn)	462.4	453.7
Averaging (£bn)	(3.5)	3.1
Average underlying gross loans and advances to customers (£bn)	458.9	456.8

Asset quality ratioA	0.10%	0.07%

Banking net interest marginA
Underlying net interest income (£m)	12,845	13,765
Remove non-banking underlying net interest expense (£m)	469	311
Banking underlying net interest income (£m)	13,314	14,076

Underlying gross loans and advances to customers (£bn)	462.4	453.7
Adjustment for non-banking and other items:
Fee-based loans and advances (£bn)	(10.0)	(8.9)
Other (£bn)	2.0	4.2
Interest-earning banking assets (£bn)	454.4	449.0
Averaging (£bn)	(3.2)	4.3
Average interest-earning banking assetsA (£bn)	451.2	453.3

Banking net interest marginA	2.95%	3.11%

Cost:income ratioA
Operating costsA (£m)	9,442	9,140
Remediation (£m)	899	675
Total costs (£m)	10,341	9,815
Net income (£m)	17,117	17,932

Cost:income ratioA	60.4%	54.7%

1  The finance lease gross up represents a statutory accounting adjustment required under IFRS 9 to recognise a continuing involvement asset following the partial derecognition of a component of the Group's finance lease book via a securitisation in the third quarter of 2024.

ALTERNATIVE PERFORMANCE MEASURES (continued)
	2024	2023

Operating costsA
Operating expenses (£m)	11,601	10,823
Adjustment for:
Operating lease depreciation (£m)	(1,325)	(956)
Remediation (£m)	(899)	(675)
Restructuring (£m)	(40)	(154)
Amortisation of purchased intangibles (£m)	(81)	(80)
Insurance gross up (£m)	236	227
Other statutory items (£m)	(50)	(45)
Operating costsA (£m)	9,442	9,140

Return on tangible equityA
Profit attributable to ordinary shareholders (£m)	3,923	4,933

Average ordinary shareholders' equity (£bn)	40.0	38.9
Remove average goodwill and other intangible assets (£bn)	(8.0)	(7.7)
Average tangible equity (£bn)	32.0	31.2

Return on tangible equityA	12.3%	15.8%

Underlying profit before impairmentA
Statutory profit before tax (£m)	5,971	7,503
Remove impairment charge (£m)	431	303
Remove volatility and other items including restructuring (£m)	374	311
Underlying profit before impairmentA (£m)	6,776	8,117

Life and pensions sales (present value of new business premiums)A
Premiums received (£m)	10,679	9,768
Investment sales (£m)	10,986	10,615
Effect of capitalisation factor (£m)	3,609	3,426
Effect of annualisation (£m)	401	455
Gross premiums from existing long-term business (£m)	(7,426)	(6,815)
Life and pensions sales (present value of new business premiums)A (£m)	18,249	17,449

ALTERNATIVE PERFORMANCE MEASURES (continued)
	2024 £m	2023 £m

New business value of insurance and participating investment contracts recognised in the yearA
Contractual service margin	61	92
Risk adjustment for non-financial risk	65	86
Losses recognised on initial recognition	(93)	(71)
	33	107
Impacts of reinsurance contracts recognised in the year	39	29
Increments, single premiums and transfers received on workplace pension contracts initially recognised in the year	35	17
Amounts relating to contracts modified to add a drawdown feature and recognised as new contracts	4	-
New business value of insurance and participating investment contracts recognised in the yearA	111	153

	At 31 Dec 2024	At 31 Dec 2023

Loan to deposit ratioA
Underlying loans and advances to customersA (£bn)	459.1	449.7
Customer deposits (£bn)	482.7	471.4

Loan to deposit ratioA	95%	95%

Pro forma CET1 ratioA
CET1 ratio	14.2%	14.6%
Insurance dividend and share buyback accrual1	(0.7)%	(0.9)%
Pro forma CET1 ratioA	13.5%	13.7%

Tangible net assets per shareA
Ordinary shareholders' equity (£m)	39,521	40,224
Goodwill and other intangible assets (£m)	(8,188)	(8,306)
Deferred tax effects and other adjustments (£m)	350	352
Tangible net assets (£m)	31,683	32,270

Ordinary shares in issue, excluding own shares	60,491m	63,508m

Tangible net assets per shareA	52.4p	50.8p

1  Dividend paid up by the Insurance business in the subsequent quarter (added) and the impact of the announced ordinary share buyback programme (deducted).

RISK MANAGEMENT

CAPITAL RISK

CET1 target capital ratio

The Board's view of the ongoing level of CET1 capital required by the Group to grow the business, meet current and future regulatory requirements and cover economic and business uncertainties is c.13.0 per cent which includes a management buffer of around 1 per cent. This takes into account, amongst other considerations:

●  The minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets

●  The Group's Pillar 2A CET1 capital requirement, set by the PRA, which is the equivalent of around 1.5 per cent of risk-weighted assets

●  The Group's countercyclical capital buffer (CCyB) requirement which is around 1.8 per cent of risk-weighted assets

●  The capital conservation buffer (CCB) requirement of 2.5 per cent of risk-weighted assets

●  The Ring-Fenced Bank (RFB) sub-group's other systemically important institution (O-SII) buffer of 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level

●  The Group's PRA Buffer, set after taking account of the results of any PRA stress tests and other information, as well as outputs from the Group's own internal stress tests. The PRA requires this buffer to remain confidential

●  The likely performance of the Group in various potential stress scenarios and ensuring capital remains resilient in these

●  The economic outlook for the UK and business outlook for the Group

●  The desire to maintain a progressive and sustainable ordinary dividend policy in the context of year to year earnings movements

Minimum requirement for own funds and eligible liabilities (MREL)

The Group is not classified as a global systemically important bank (G-SIB) but is subject to the Bank of England's MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources. Applying the MREL SoP to current minimum capital requirements at 31 December 2024, the Group's MREL, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 21.3 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure. In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.

Leverage minimum requirements

The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:

●  A minimum tier 1 leverage ratio requirement of 3.25 per cent of the total leverage exposure measure

●  A countercyclical leverage buffer (CCLB) which is currently 0.6 per cent of the total leverage exposure measure

●  An additional leverage ratio buffer (ALRB) of 0.7 per cent of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6 per cent at Group level

At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of all regulatory leverage buffers must be met with CET1 capital.

Stress testing

The Group undertakes a wide-ranging programme of stress testing, providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme the Group participated in the PRA desk-based stress test in 2024. The test evaluated the resilience of the UK banking system to two hypothetical scenarios including severe but plausible combinations of adverse shocks to the UK and global economies. Both scenarios had House Price Index (HPI) falls of 28 per cent, Commercial Real Estate (CRE) falls of 35 per cent and an increase in unemployment of 4.7 per cent. One scenario tested a Base Rate peak of 9 per cent whilst the other explored a Base Rate reduction to 0.1 per cent. The results were published in November 2024 and the report concluded the UK banking system is well capitalised, maintains high levels of liquidity and asset quality remains strong. The report did not publish individual Bank results and the Group was not required to take any capital actions. The Bank of England has updated its approach to stress testing the UK banking system and, as part of that, in 2025 the Group will participate in the PRA Bank Capital Stress Test.

CAPITAL RISK (continued)

Capital and MREL resources

An analysis of the Group's capital position and MREL resources as at 31 December 2024 is presented in the following table. This reflects the application of the transitional arrangements for IFRS 9.
	At 31 Dec 2024 £m	At 31 Dec 20231 £m

Common equity tier 1: instruments and reserves
Share capital and share premium account	24,782	24,926
Banking retained earnings2	19,582	19,000
Banking other reserves2	2,786	3,136
Adjustment to retained earnings for foreseeable dividends	(1,276)	(1,169)
	45,874	45,893
Common equity tier 1: regulatory adjustments
Cash flow hedging reserve	3,755	3,766
Goodwill and other intangible assets	(5,679)	(5,731)
Prudent valuation adjustment	(354)	(417)
Excess of expected losses over impairment provisions and value adjustments	(270)	-
Removal of defined benefit pension surplus	(2,215)	(2,653)
Significant investments2	(5,024)	(4,975)
Deferred tax assets	(4,025)	(4,048)
Other regulatory adjustments	(83)	62
Common equity tier 1 capital	31,979	31,897

Additional tier 1: instruments
Other equity instruments	6,170	6,915
Additional tier 1: regulatory adjustments
Significant investments2	(800)	(1,100)
Total tier 1 capital	37,349	37,712

Tier 2: instruments and provisions
Subordinated liabilities	6,366	6,320
Eligible provisions	-	371
Tier 2: regulatory adjustments
Significant investments2	(964)	(964)
Total capital resources	42,751	43,439

Ineligible AT1 and tier 2 instruments3	(94)	(139)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	891	1,113
Other eligible liabilities issued by Lloyds Banking Group plc4	28,675	25,492
Total MREL resources	72,223	69,905

Risk-weighted assets	224,632	219,130

Common equity tier 1 capital ratio	14.2%	14.6%
Tier 1 capital ratio	16.6%	17.2%
Total capital ratio	19.0%	19.8%
MREL ratio	32.2%	31.9%

1  Restated for presentational changes.

2  In accordance with banking capital regulations, the Group's Insurance business is excluded from the scope of the Group's capital position. The Group's investment in the equity and other capital instruments of the Insurance business are deducted from the relevant tier of capital ('Significant investments'), subject to threshold regulations that allow a portion of the equity investment to be risk-weighted rather than deducted from capital. The risk-weighted portion forms part of threshold risk-weighted assets.

3  Instruments not issued out of the holding company.

4  Includes senior unsecured debt.

CAPITAL RISK (continued)

Movements in CET1 capital resources

The key movements are set out in the table below.
Common equity tier 1 £m

At 31 December 2023	31,897
Banking business profits1	4,765
Movement in foreseeable dividend accrual2	(107)
Dividends paid out on ordinary shares during the year	(1,828)
Adjustment to reflect full impact of share buyback	(2,011)
Dividends received from the Insurance business3	450
IFRS 9 transitional adjustment to retained earnings	(159)
Excess regulatory expected losses	(270)
Redemption of other equity instruments	(316)
Distributions on other equity instruments	(498)
Other movements	56
At 31 December 2024	31,979

1  Under banking capital regulations, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.

2  Reflects the reversal of the brought forward accrual for the final 2023 ordinary dividend, net of the accrual for the final 2024 ordinary dividend.

3  Received in February 2024 and June 2024.

The Group's CET1 capital ratio reduced to 14.2 per cent at 31 December 2024 from 14.6 per cent at 31 December 2023, with the increase in CET1 capital resources more than offset by the increase in risk-weighted assets.

CET1 capital resources increased by £82 million, with banking business profits for the year and the receipt of dividends paid up by the Insurance business offset by:

●  The interim ordinary dividend paid in September 2024, the accrual for the final 2024 ordinary dividend of 2.11 pence per share and distributions on other equity instruments

●  The recognition of the full capital impact of the ordinary share buyback programme announced as part of the Group's 2023 year end results, which completed in November 2024

●  The recognition of a foreign exchange translation loss upon the redemption of a US dollar denominated AT1 capital instrument in June 2024

The full capital impact of the ordinary share buyback programme and the Insurance dividend received in February 2024 were reflected through the Group's pro forma CET1 ratio of 13.7 per cent at 31 December 2023.

The Group's pro forma CET1 ratio of 13.5 per cent at 31 December 2024 reflects the full capital impact of the ordinary share buyback programme announced as part of the Group's 2024 year end results and the Insurance dividend received in February 2025.

CAPITAL RISK (continued)

Movements in total capital and MREL

The Group's total capital ratio reduced to 19.0 per cent at 31 December 2024 (31 December 2023: 19.8 per cent), reflecting reductions in both Additional Tier 1 and Tier 2 capital and the increase in risk-weighted assets, partly offset by the increase in CET1 capital. The reduction in Additional Tier 1 capital reflects redemptions, including the US dollar AT1 capital instrument redeemed in June 2024, offset in part by a new issuance and a reduction in the Group's significant investment in instruments issued by the Insurance business following a redemption by the Insurance business as it sought to refine its capital structure. The reduction in Tier 2 capital primarily reflects the impact of regulatory amortisation on instruments, interest rate movements and a reduction in eligible provisions recognised through Tier 2 capital, partially offset by new issuances.

The MREL ratio increased to 32.2 per cent at 31 December 2024 (31 December 2023: 31.9 per cent) largely reflecting the increase in other eligible liabilities driven by new issuances, net of calls and maturities. This was partly offset by the reduction in total capital resources and the increase in risk-weighted assets.

Risk-weighted assets
	At 31 Dec 2024 £m	At 31 Dec 2023 £m

Foundation Internal Ratings Based (IRB) Approach	43,366	44,504
Retail IRB Approach	90,567	85,459
Other IRB Approach1	21,878	20,941
IRB Approach	155,811	150,904
Standardised (STA) Approach1	22,532	22,074
Credit risk	178,343	172,978
Securitisation	8,346	8,958
Counterparty credit risk	6,561	5,847
Credit valuation adjustment risk	485	689
Operational risk	27,183	26,416
Market risk	3,714	4,242
Risk-weighted assets	224,632	219,130
of which: threshold risk-weighted assets2	10,738	11,028

1  Threshold risk-weighted assets are included within Other IRB Approach and Standardised (STA) Approach.

2  Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from the investment in the Group's Insurance business.

Risk-weighted assets increased by £5.5 billion in the year to £224.6 billion at 31 December 2024 (31 December 2023: £219.1 billion), in line with guidance. This reflects the impact of lending growth, Retail secured CRD IV increases and other movements, partly offset by optimisation including capital efficient, net present value positive securitisation activity.

CAPITAL RISK (continued)

Leverage ratio

The table below summarises the component parts of the Group's leverage ratio.
	At 31 Dec 2024 £m	At 31 Dec 2023 £m

Total tier 1 capital	37,349	37,712

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	24,065	22,356
Securities financing transactions	69,941	56,184
Loans and advances and other assets	812,691	802,913
Total assets	906,697	881,453

Qualifying central bank claims	(62,396)	(77,625)

Deconsolidation adjustments1
Derivative financial instruments	563	585
Loans and advances and other assets	(191,551)	(178,552)
Total deconsolidation adjustments	(190,988)	(177,967)

Derivatives adjustments	(6,254)	(4,896)
Securities financing transactions adjustments	3,351	2,262
Off-balance sheet items	40,186	40,942
Amounts already deducted from tier 1 capital	(12,395)	(12,523)
Other regulatory adjustments2	(4,127)	(4,012)
Total exposure measure	674,074	647,634

UK leverage ratio	5.5%	5.8%

Leverage exposure measure (including central bank claims)	736,470	725,259
Leverage ratio (including central bank claims)	5.1%	5.2%

Total MREL resources	72,223	69,905
MREL leverage ratio	10.7%	10.8%

1  Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group's regulatory capital consolidation, primarily the Group's Insurance business.

2  Includes adjustments to exclude lending under the Government's Bounce Back Loan Scheme (BBLS).

Analysis of leverage movements

The Group's UK leverage ratio reduced to 5.5 per cent (31 December 2023: 5.8 per cent) reflecting the reduction in the total tier 1 capital position and the increase in the leverage exposure measure following lending growth and increases across securities financing transactions and other assets (excluding central bank claims).

CREDIT RISK

Overview

The Group's portfolios are well positioned to benefit from an improved, but still challenging macroeconomic environment. The Group maintains a prudent approach to credit risk appetite and risk management, with strong credit origination criteria including evidence of affordability and robust LTVs in the secured portfolios.

Asset quality remains strong with improved credit performance in the year. In UK mortgages and unsecured portfolios, reductions in new to arrears and flows to default have been observed in 2024. Securitisations of primarily legacy Retail mortgages, totalling £2.0 billion of gross loans and advances to customers, during the second and fourth quarter will help mitigate credit risks in higher risk assets. Credit quality remains broadly stable and resilient in Commercial Banking. The Group continues to monitor the impacts of the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group's positions.

The underlying impairment charge in 2024 was £433 million, increasing from a charge of £308 million in 2023 which benefitted from a significant write-back following the full repayment of debt from a single name client. The 2024 charge included a higher credit from improvements in the Group's macroeconomic outlook in the year resulting in a release of £394 million (2023: a release of £257 million) as well as strong portfolio performance in 2024, a one-off release in Commercial Banking from loss rates used in the model and a one-off debt sale write back in Retail in the third quarter. The Group's underlying probability-weighted total ECL allowance decreased in the year to £3,651 million (31 December 2023: £4,337 million).

Group Stage 2 underlying loans and advances to customers decreased to £48,075 million (31 December 2023: £56,545 million) and as a percentage of total lending to 10.4 per cent (31 December 2023: 12.5 per cent). The movement includes a redevelopment of the IFRS 9 staging approach and criteria for UK mortgages which increased Stage 2 assets, introduced alongside the adoption of a new ECL model, which together are more than offset by the transfer of assets from Stage 2 to Stage 1 as a result of improvements in the Group's macroeconomic outlook. Of the total Group Stage 2 loans and advances to customers, 92.3 per cent are up to date (31 December 2023: 91.3 per cent). Stage 2 coverage reduced slightly to 2.8 per cent (31 December 2023: 3.0 per cent).

Stage 3 underlying loans and advances to customers decreased to £9,021 million (31 December 2023: £10,110 million), and as a percentage of total lending to 2.0 per cent (31 December 2023: 2.2 per cent), as a result of improved credit performance in addition to the securitisation of primarily legacy accounts within UK mortgages. The lower proportion of UK mortgages in Stage 3 led to an increase in Group Stage 3 coverage to 16.4 per cent (31 December 2023: 15.8 per cent).

Prudent risk appetite and risk management

●  The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite with robust oversight, particularly in response to recent external events. Risk appetite is in line with the Group's strategy, and helps support customers during continued economic uncertainties in both global and domestic markets

●  Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk appetite parameters help manage exposure to higher risk and cyclical sectors, segments and asset classes

●  The Group's effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress

●  The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support, including but not restricted to embracing the standards outlined in the Mortgage Charter

CREDIT RISK (continued)

Impairment charge (credit) by division - statutory and underlyingA basis
Loans and advances to customers £m		Loans and advances to banks £m	Debt securities £m	Financial assets at fair value through other comprehensive income £m	Other £m	Undrawn balances £m	2024 £m	2023 £m

Retail	470	-	-	-	-	(13)	457	831
Commercial Banking	37	(7)	(6)	-	-	(38)	(14)	(511)
Insurance, Pensions and Investments	-	-	-	-	(9)	-	(9)	(12)
Equity Investments and Central Items	-	-	-	(3)	-	-	(3)	(5)
Total impairment charge (credit)	507	(7)	(6)	(3)	(9)	(51)	431	303
Insurance, Pensions and Investments (underlying basis)A	-	-	-	-	(7)	-	(7)	(7)
Total impairment charge (credit) (underlying basis)A	507	(7)	(6)	(3)	(7)	(51)	433	308

Asset quality ratioA							0.10%	0.07%

Credit risk balance sheet basis of presentation

The balance sheet analyses which follow have been presented on two bases; the statutory basis which is consistent with the presentation in the Group's accounts and the underlying basis which is used for internal management purposes. A reconciliation between the two bases has been provided.

In the following statutory basis tables, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. The residual expected credit loss (ECL) allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or as loans are written off.

The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances because it provides a different perspective of the credit performance of the POCI assets purchased as part of the HBOS acquisition. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly. Unless otherwise stated, the following credit risk commentary is provided on an underlying basis.

The statutory basis also includes an accounting adjustment within UK Motor Finance required under IFRS 9 to recognise a continuing involvement asset following the partial derecognition of a component of the Group's finance lease book via a securitisation in the third quarter of 2024.

CREDIT RISK (continued)

Total expected credit loss allowance - statutory and underlyingA basis
	At 31 Dec 2024 £m	At 31 Dec 2023 £m
Customer related balances
Drawn	3,191	3,717
Undrawn	270	322
	3,461	4,039
Loans and advances to banks	1	8
Debt securities	4	11
Other assets	15	26
Total expected credit loss allowance	3,481	4,084
Acquisition fair value adjustment	170	253
Total expected credit loss allowance (underlying basis)A	3,651	4,337
of which: Customer related balances (underlying basis)A	3,631	4,292
of which: Drawn (underlying basis)A	3,361	3,970

Movements in total expected credit loss allowance - statutory and underlyingA basis
	Opening ECL at 31 Dec 2023 £m	Write-offs and other1 £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 31 Dec 2024 £m

UK mortgages2	1,115	(69)	(194)	(263)	852
Credit cards	810	(406)	270	(136)	674
UK unsecured loans and overdrafts	515	(264)	272	8	523
UK Motor Finance	342	(98)	116	18	360
Other	88	(14)	(7)	(21)	67
Retail	2,870	(851)	457	(394)	2,476
Business and Commercial Banking	538	(100)	47	(53)	485
Corporate and Institutional Banking	644	(79)	(61)	(140)	504
Commercial Banking	1,182	(179)	(14)	(193)	989
Insurance, Pensions and Investments	26	(2)	(9)	(11)	15
Equity Investments and Central Items	6	(2)	(3)	(5)	1
Total3	4,084	(1,034)	431	(603)	3,481

UK mortgages (underlying basis)A,4	1,368	(152)	(194)	(346)	1,022
Retail (underlying basis)A	3,123	(934)	457	(477)	2,646
Insurance, Pensions and Investments (underlying basis)A	26	(4)	(7)	(11)	15
Total (underlying basis)A	4,337	(1,119)	433	(686)	3,651

1  Contains adjustments in respect of purchased or originated credit-impaired financial assets.

2  Includes £53 million within write-offs and other relating to the securitisation of primarily legacy Retail mortgages, totalling £2.0 billion of gross loans and advances to customers.

3  Total ECL includes £20 million relating to other non-customer-related assets (31 December 2023: £45 million).

4  Includes £81 million within write-offs and other relating to the securitisation of primarily legacy Retail mortgages, totalling £2.0 billion of gross loans and advances to customers.

CREDIT RISK (continued)

Total expected credit loss allowance sensitivity to economic assumptions - statutory and underlyingA basis

The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group's base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely, it generates a new, more adverse downside and severe downside which are then incorporated into the ECL. Consistent with prior years, the base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent.

The following table shows the Group's ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted probability of default and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift on a statutory basis being £445 million compared to £678 million at 31 December 2023.
	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	852	345	567	1,064	2,596
Credit cards	674	518	641	773	945
Other Retail	950	843	923	1,010	1,172
Commercial Banking	989	745	889	1,125	1,608
Other	16	16	16	16	17
At 31 December 2024	3,481	2,467	3,036	3,988	6,338
UK mortgages (underlying basis)A	1,022	512	735	1,235	2,773
At 31 December 2024 (underlying basis)A	3,651	2,634	3,204	4,159	6,515

UK mortgages	1,115	395	670	1,155	4,485
Credit cards	810	600	771	918	1,235
Other Retail	945	850	920	981	1,200
Commercial Banking	1,182	793	1,013	1,383	2,250
Other	32	32	32	32	32
At 31 December 2023	4,084	2,670	3,406	4,469	9,202
UK mortgages (underlying basis)A	1,368	650	930	1,400	4,738
At 31 December 2023 (underlying basis)A	4,337	2,925	3,666	4,714	9,455

Reconciliation between statutory and underlyingA bases of gross loans and advances to customers and expected credit loss allowance on drawn balances
	Gross loans and advances to customers					Expected credit loss allowance on drawn balances
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

At 31 December 2024
Underlying basisA	405,324	48,075	9,021	-	462,420	736	1,199	1,426	-	3,361
POCI assets	(762)	(3,310)	(2,305)	6,377	-	-	(39)	(318)	357	-
Acquisition fairvalue adjustment	-	-	-	(170)	(170)	-	-	-	(170)	(170)
Continuing use asset	798	-	-	-	798	-	-	-	-	-
	36	(3,310)	(2,305)	6,207	628	-	(39)	(318)	187	(170)
Statutory basis	405,360	44,765	6,716	6,207	463,048	736	1,160	1,108	187	3,191

At 31 December 2023
Underlying basisA	387,060	56,545	10,110	-	453,715	901	1,532	1,537	-	3,970
POCI assets	(1,766)	(3,378)	(2,963)	8,107	-	(1)	(65)	(400)	466	-
Acquisition fairvalue adjustment	-	-	-	(253)	(253)	-	-	-	(253)	(253)
	(1,766)	(3,378)	(2,963)	7,854	(253)	(1)	(65)	(400)	213	(253)
Statutory basis	385,294	53,167	7,147	7,854	453,462	900	1,467	1,137	213	3,717

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance - statutory and underlyingA basis
At 31 December 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI	Total £m	Stage 2 as % of total	Stage 3 as % of total
Loans and advances to customers
UK mortgages	269,760	32,995	4,166	6,207	313,128	10.5	1.3
Credit cards	13,534	2,441	265	-	16,240	15.0	1.6
UK unsecured loans and overdrafts	9,314	1,247	175	-	10,736	11.6	1.6
UK Motor Finance	13,897	2,398	124	-	16,419	14.6	0.8
Other	17,373	516	147	-	18,036	2.9	0.8
Retail	323,878	39,597	4,877	6,207	374,559	10.6	1.3
Business and Commercial Banking	25,785	3,172	1,197	-	30,154	10.5	4.0
Corporate and Institutional Banking	55,692	1,996	642	-	58,330	3.4	1.1
Commercial Banking	81,477	5,168	1,839	-	88,484	5.8	2.1
Equity Investments and Central Items1	5	-	-	-	5	-	-
Total gross lending	405,360	44,765	6,716	6,207	463,048	9.7	1.5
UK mortgages (underlying basis)A,2	270,522	36,305	6,471		313,298	11.6	2.1
UK Motor Finance (underlying basis)A,3	13,099	2,398	124		15,621	15.4	0.8
Retail (underlying basis)A	323,842	42,907	7,182		373,931	11.5	1.9
Total gross lending (underlying basis)A	405,324	48,075	9,021		462,420	10.4	2.0

Customer related ECL allowance (drawn and undrawn)
UK mortgages	55	275	335	187	852
Credit cards	210	331	133	-	674
UK unsecured loans and overdrafts	170	235	118	-	523
UK Motor Finance4	173	115	72	-	360
Other	16	14	37	-	67
Retail	624	970	695	187	2,476
Business and Commercial Banking	132	187	166	-	485
Corporate and Institutional Banking	122	129	249	-	500
Commercial Banking	254	316	415	-	985
Equity Investments and Central Items	-	-	-	-	-
Total	878	1,286	1,110	187	3,461
UK mortgages (underlying basis)A,2	55	314	653		1,022
UK Motor Finance (underlying basis)A,3	173	115	72		360
Retail (underlying basis)A	624	1,009	1,013		2,646
Total (underlying basis)A	878	1,325	1,428		3,631

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %	Adjusted Stage 35%	Adjusted Total5%
UK mortgages	-	0.8	8.0	3.0	0.3
Credit cards	1.6	13.6	50.2	-	4.2
UK unsecured loans and overdrafts	1.8	18.8	67.4	-	4.9
UK Motor Finance	1.2	4.8	58.1	-	2.2
Other	0.1	2.7	25.2	-	0.4
Retail	0.2	2.4	14.3	3.0	0.7
Business and Commercial Banking	0.5	5.9	13.9	-	1.6	18.4	1.6
Corporate and Institutional Banking	0.2	6.5	38.8	-	0.9	38.8	0.9
Commercial Banking	0.3	6.1	22.6	-	1.1	26.9	1.1
Equity Investments and Central Items	-	-	-	-	-
Total	0.2	2.9	16.5	3.0	0.7	17.3	0.7
UK mortgages (underlying basis)A,2	-	0.9	10.1		0.3
UK Motor Finance (underlying basis)A,3	1.3	4.8	58.1		2.3
Retail (underlying basis)A	0.2	2.4	14.1		0.7
Total (underlying basis)A	0.2	2.8	15.8		0.8	16.4	0.8

1  Contains central fair value hedge accounting adjustments.

2    UK mortgages balances on an underlying basisA exclude the impact of the HBOS acquisition-related adjustments.

3  UK Motor Finance balances on an underlying basisA at 31 December 2024 exclude a finance lease gross up.

4  UK Motor Finance includes £178 million relating to provisions against residual values of vehicles subject to finance leases.

5  Stage 3 and Total exclude loans in recoveries in Business and Commercial Banking of £296 million and Corporate and Institutional Banking of £1 million.

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance - statutory and underlyingA basis
At 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total
Loans and advances to customers
UK mortgages	256,596	38,533	4,337	7,854	307,320	12.5	1.4
Credit cards	12,625	2,908	284	-	15,817	18.4	1.8
UK unsecured loans and overdrafts	7,103	1,187	196	-	8,486	14.0	2.3
UK Motor Finance	13,541	2,027	112	-	15,680	12.9	0.7
Other	15,898	525	144	-	16,567	3.2	0.9
Retail	305,763	45,180	5,073	7,854	363,870	12.4	1.4
Business and Commercial Banking	27,525	4,458	1,530	-	33,513	13.3	4.6
Corporate and Institutional Banking	52,049	3,529	538	-	56,116	6.3	1.0
Commercial Banking	79,574	7,987	2,068	-	89,629	8.9	2.3
Equity Investments and Central Items1	(43)	-	6	-	(37)
Total gross lending	385,294	53,167	7,147	7,854	453,462	11.7	1.6
UK mortgages (underlying basis)A,2	258,362	41,911	7,300		307,573	13.6	2.4
Retail (underlying basis)A	307,529	48,558	8,036		364,123	13.3	2.2
Total gross lending (underlying basis)A	387,060	56,545	10,110		453,715	12.5	2.2

Customer related ECL allowance (drawn and undrawn)
UK mortgages	169	376	357	213	1,115
Credit cards	234	446	130	-	810
UK unsecured loans and overdrafts	153	244	118	-	515
UK Motor Finance3	188	91	63	-	342
Other	20	21	47	-	88
Retail	764	1,178	715	213	2,870
Business and Commercial Banking	140	231	167	-	538
Corporate and Institutional Banking	156	218	253	-	627
Commercial Banking	296	449	420	-	1,165
Equity Investments and Central Items	-	-	4	-	4
Total	1,060	1,627	1,139	213	4,039
UK mortgages (underlying basis)A,2	170	441	757		1,368
Retail (underlying basis)A	765	1,243	1,115		3,123
Total (underlying basis)A	1,061	1,692	1,539		4,292

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI%	Total%	Adjusted Stage 34%	Adjusted Total4%

UK mortgages	0.1	1.0	8.2	2.7	0.4
Credit cards	1.9	15.3	45.8	-	5.1	49.4	5.1
UK unsecured loans and overdrafts	2.2	20.6	60.2	-	6.1	65.6	6.1
UK Motor Finance	1.4	4.5	56.3	-	2.2
Other	0.1	4.0	32.6	-	0.5
Retail	0.2	2.6	14.1	2.7	0.8	14.2	0.8
Business and Commercial Banking	0.5	5.2	10.9	-	1.6	13.9	1.6
Corporate and Institutional Banking	0.3	6.2	47.0	-	1.1
Commercial Banking	0.4	5.6	20.3	-	1.3	24.1	1.3
Equity Investments and Central Items	-	-	66.7	-	-
Total	0.3	3.1	15.9	2.7	0.9	16.8	0.9
UK mortgages (underlying basis)A,2	0.1	1.1	10.4		0.4
Retail (underlying basis)A	0.2	2.6	13.9		0.9	13.9	0.9
Total (underlying basis)A	0.3	3.0	15.2		0.9	15.8	0.9

1  Contains central fair value hedge accounting adjustments.

2  UK mortgages balances on an underlying basisA exclude the impact of the HBOS acquisition-related adjustments.

3  UK Motor Finance includes £187 million relating to provisions against residual values of vehicles subject to finance leases.

4  Stage 3 and Total exclude loans in recoveries in credit cards of £21 million, UK unsecured loans and overdrafts of £16 million and Business and Commercial Banking of £327 million.

CREDIT RISK (continued)

Stage 2 loans and advances to customers and expected credit loss allowance - statutory and underlyingA basis
	Up to date				1 to 30 days past due2		Over 30 days past due		Total
	PD movements		Other1
At 31 December 2024	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m

UK mortgages	28,909	191	1,869	38	1,240	22	977	24	32,995	275
Credit cards	2,174	248	149	43	83	24	35	16	2,441	331
UK unsecured loans and overdrafts	630	129	439	52	131	36	47	18	1,247	235
UK Motor Finance	1,192	49	1,029	30	141	25	36	11	2,398	115
Other	103	3	321	7	37	2	55	2	516	14
Retail	33,008	620	3,807	170	1,632	109	1,150	71	39,597	970
Business and Commercial Banking	2,445	154	426	18	176	10	125	5	3,172	187
Corporate and Institutional Banking	1,903	125	45	1	6	-	42	3	1,996	129
Commercial Banking	4,348	279	471	19	182	10	167	8	5,168	316
Total	37,356	899	4,278	189	1,814	119	1,317	79	44,765	1,286
UK mortgages (underlying basis)A	31,510	216	2,000	41	1,559	27	1,236	30	36,305	314
Retail (underlying basis)A	35,609	645	3,938	173	1,951	114	1,409	77	42,907	1,009
Total (underlying basis)A	39,957	924	4,409	192	2,133	124	1,576	85	48,075	1,325

At 31 December 2023
UK mortgages	26,665	146	9,024	133	1,771	52	1,073	45	38,533	376
Credit cards	2,612	345	145	49	115	34	36	18	2,908	446
UK unsecured loans and overdrafts	756	148	279	46	112	34	40	16	1,187	244
UK Motor Finance	735	30	1,120	30	138	21	34	10	2,027	91
Other	125	5	295	7	52	5	53	4	525	21
Retail	30,893	674	10,863	265	2,188	146	1,236	93	45,180	1,178
Business and Commercial Banking	3,455	202	590	17	253	8	160	4	4,458	231
Corporate and Institutional Banking	3,356	214	14	-	28	3	131	1	3,529	218
Commercial Banking	6,811	416	604	17	281	11	291	5	7,987	449
Total	37,704	1,090	11,467	282	2,469	157	1,527	98	53,167	1,627
UK mortgages (underlying basis)A	28,126	157	9,990	156	2,297	64	1,498	64	41,911	441
Retail (underlying basis)A	32,354	685	11,829	288	2,714	158	1,661	112	48,558	1,243
Total (underlying basis)A	39,165	1,101	12,433	305	2,995	169	1,952	117	56,545	1,692

1    Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.

2  Includes assets that have triggered PD movements, or other rules, given that being 1 to 29 days in arrears in and of itself is not a Stage 2 trigger.

3  Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

LIQUIDITY RISK

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 95 per cent as at 31 December 2024 (31 December 2023: 95 per cent). Total wholesale funding decreased to £92.5 billion as at 31 December 2024 (31 December 2023: £98.7 billion) driven by a reduction in Money Market funding. The Group maintains access to diverse sources and tenors of funding.

The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR)1 of 146 per cent as at 31 December 2024 (31 December 2023: 142 per cent) calculated on a Group consolidated basis based on the PRA rulebook. The increase in the LCR resulted from a reduction in net cash outflows, primarily from a reduction in wholesale funding. All assets within the liquid asset portfolio are hedged for interest rate risk. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR representing the composite of the Ring-Fenced Bank and Non-Ring-Fenced Bank entities.

LCR eligible assets1 have reduced to £134.4 billion (31 December 2023: £136.0 billion), driven by a reduction in wholesale funding. In addition to the Group's reported LCR eligible assets, the Group maintains borrowing capacity at central banks which averaged £72 billion in the 12 months to 31 December 2024. The net stable funding ratio remains strong at 129 per cent (based on a quarterly simple average over the previous four quarters) as at 31 December 2024 (31 December 2023: 130 per cent).

During 2024, the Group accessed wholesale funding across a range of currencies and markets with term issuance volumes totalling £13.9 billion. The Group expects full-year wholesale issuance requirements of less than £10.0 billion for 2025. The total outstanding amount of drawings from the Bank of England's Term Funding Scheme with additional incentives for SMEs (TFSME) has reduced to £21.9 billion at 31 December 2024 (31 December 2023: £30.0 billion), with maturities in 2025, 2027 and beyond. The repayment of TFSME has been factored into the Group's funding plans.

The Group's credit ratings are well positioned and continue to reflect the strength of the Group's management and franchise, along with its robust financial performance, capital and funding position. In November 2024, Fitch upgraded the Group's ratings by one notch.

1  Based on a monthly simple average over the previous 12 months.

INTEREST RATE SENSITIVITY

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 31 December 2024, the Group's sterling structural hedge had a notional balance of £242 billion, a reduction from £247 billion at 31 December 2023. This is consistent with the balance at the end of the second and third quarters of 2024 (30 September 2024: £242 billion, 30 June 2024: £242 billion), given stability in deposit flows.

Illustrative cumulative impact of parallel shifts in interest rate curve1

The table below shows the banking book net interest income sensitivity to an instantaneous parallel shift in interest rates. Sensitivities reflect shifts in the interest rate curve. The actual impact will also depend on the prevailing regulatory and competitive environment at the time. This sensitivity is illustrative and does not reflect new business margin implications and/or pricing actions today or in future periods, other than as outlined. The sensitivity is greater on downward parallel shifts due to pricing lags on deposit accounts.

The following assumptions have been applied:

●  Instantaneous parallel shift in interest rate curve, including UK Bank Rate

●  Balance sheet remains constant

●  Illustrative 50 per cent pass-through on deposits and 100 per cent pass-through on assets, which could be different in practice
	Year 1 £m	Year 2 £m	Year 3 £m

+50 basis points	c.225	c.350	c.600
+25 basis points	c.125	c.175	c.300
-25 basis points	(c.150)	(c.175)	(c.300)
-50 basis points	(c.300)	(c.375)	(c.600)

1  Sensitivity based on modelled impact on banking book net interest income, including the future impact of structural hedge maturities. Annual impacts are presented for illustrative purposes only and are based on a number of assumptions which are subject to change. Year 1 reflects the 12 months from the 31 December 2024 balance sheet position.

STATUTORY INFORMATION

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT
	Note	2024 £m	2023 £m

Interest income		31,288	28,051
Interest expense		(19,011)	(14,753)
Net interest income		12,277	13,298
Fee and commission income		2,943	2,926
Fee and commission expense		(1,184)	(1,095)
Net fee and commission income		1,759	1,831
Net trading income (losses)		17,825	18,049
Insurance revenue		3,291	3,008
Insurance service expense		(2,733)	(2,414)
Net (expense) income from reinsurance contracts held		(72)	2
Insurance service result		486	596
Other operating income		1,934	1,631
Other income		22,004	22,107
Total income		34,281	35,405
Net finance (expense) income from insurance, participating investment and reinsurance contracts		(10,341)	(11,684)
Movement in third party interests in consolidated funds		(1,059)	(1,109)
Change in non-participating investment contracts		(4,878)	(3,983)
Net finance (expense) income in respect of insurance and investment contracts		(16,278)	(16,776)
Total income, after net finance expense in respect of insurance and investment contracts		18,003	18,629
Operating expenses		(11,601)	(10,823)
Impairment		(431)	(303)
Profit before tax		5,971	7,503
Tax expense	3	(1,494)	(1,985)
Profit for the year		4,477	5,518

Profit attributable to ordinary shareholders		3,923	4,933
Profit attributable to other equity holders		498	527
Profit attributable to equity holders		4,421	5,460
Profit attributable to non-controlling interests		56	58
Profit for the year		4,477	5,518

Basic earnings per share	6	6.3p	7.6p
Diluted earnings per share	6	6.2p	7.5p

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	2024 £m	2023 £m

Profit for the year	4,477	5,518
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(768)	(1,633)
Current tax	50	376
Deferred tax	154	52
	(564)	(1,205)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	93	(54)
Deferred tax	-	(3)
	93	(57)
Gains and losses attributable to own credit risk:
(Losses) gains before tax	(78)	(234)
Deferred tax	22	66
	(56)	(168)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(53)	(40)
Income statement transfers in respect of disposals	(7)	(122)
Income statement transfers in respect of impairment	(3)	(2)
Current tax	1	1
Deferred tax	16	46
	(46)	(117)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(2,577)	545
Net income statement transfers	2,597	1,838
Deferred tax	(9)	(673)
	11	1,710
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	(73)	(53)
Transfers to income statement (tax: £nil)	-	-
	(73)	(53)
Total other comprehensive (loss) income for the year, net of tax	(635)	110
Total comprehensive income (loss) for the year	3,842	5,628

Total comprehensive income (loss) attributable to ordinary shareholders	3,288	5,043
Total comprehensive income attributable to other equity holders	498	527
Total comprehensive income (loss) attributable to equity holders	3,786	5,570
Total comprehensive income attributable to non-controlling interests	56	58
Total comprehensive income (loss) for the year	3,842	5,628

CONSOLIDATED BALANCE SHEET
	At 31 Dec 2024 £m	At 31 Dec 2023 £m

Assets
Cash and balances at central banks	62,705	78,110
Financial assets at fair value through profit or loss	215,925	203,318
Derivative financial instruments	24,065	22,356
Loans and advances to banks	7,900	10,764
Loans and advances to customers	459,857	449,745
Reverse repurchase agreements	49,476	38,771
Debt securities	14,544	15,355
Financial assets at amortised cost	531,777	514,635
Financial assets at fair value through other comprehensive income	30,690	27,592
Goodwill and other intangible assets	8,188	8,306
Current tax recoverable	526	1,183
Deferred tax assets	5,005	5,185
Retirement benefit assets	3,028	3,624
Other assets	24,788	17,144
Total assets	906,697	881,453

Liabilities
Deposits from banks	6,158	6,153
Customer deposits	482,745	471,396
Repurchase agreements at amortised cost	37,760	37,703
Financial liabilities at fair value through profit or loss	27,611	24,914
Derivative financial instruments	21,676	20,149
Notes in circulation	2,121	1,392
Debt securities in issue at amortised cost	70,834	75,592
Liabilities arising from insurance and participating investment contracts	122,064	120,123
Liabilities arising from non-participating investment contracts	51,228	44,978
Other liabilities	25,918	19,026
Retirement benefit obligations	122	136
Current tax liabilities	45	39
Deferred tax liabilities	125	157
Provisions	2,313	2,077
Subordinated liabilities	10,089	10,253
Total liabilities	860,809	834,088

Equity
Share capital	6,062	6,358
Share premium account	18,720	18,568
Other reserves	8,827	8,508
Retained profits	5,912	6,790
Ordinary shareholders' equity	39,521	40,224
Other equity instruments	6,195	6,940
Total equity excluding non-controlling interests	45,716	47,164
Non-controlling interests	172	201
Total equity	45,888	47,365
Total equity and liabilities	906,697	881,453

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2024	24,926	8,508	6,790	40,224	6,940	201	47,365
Comprehensive income
Profit for the year	-	-	3,923	3,923	498	56	4,477
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	-	-	(564)	(564)	-	-	(564)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	-	(46)	-	(46)	-	-	(46)
Equity shares	-	93	-	93	-	-	93
Gains and losses attributable to own credit risk, net of tax	-	-	(56)	(56)	-	-	(56)
Movements in cash flow hedging reserve, net of tax	-	11	-	11	-	-	11
Movements in foreign currency translation reserve, net of tax	-	(73)	-	(73)	-	-	(73)
Total other comprehensive loss	-	(15)	(620)	(635)	-	-	(635)
Total comprehensive (loss) income1	-	(15)	3,303	3,288	498	56	3,842
Transactions with owners
Dividends	-	-	(1,828)	(1,828)	-	(83)	(1,911)
Distributions on other equity instruments	-	-	-	-	(498)	-	(498)
Issue of ordinary shares	190	-	-	190	-	-	190
Share buyback	(369)	369	(2,011)	(2,011)	-	-	(2,011)
Redemption of preference shares	35	(35)	-	-	-	-	-
Issue of other equity instruments	-	-	(6)	(6)	763	-	757
Repurchases and redemptions of other equity instruments	-	-	(316)	(316)	(1,508)	-	(1,824)
Movement in treasury shares	-	-	(173)	(173)	-	-	(173)
Value of employee services
Share option schemes	-	-	43	43	-	-	43
Other employee award schemes	-	-	110	110	-	-	110
Changes in non-controlling interests	-	-	-	-	-	(2)	(2)
Total transactions with owners	(144)	334	(4,181)	(3,991)	(1,243)	(85)	(5,319)
Realised gains and losses on equity shares held at fair value through other comprehensive income	-	-	-	-	-	-	-
At 31 December 2024	24,782	8,827	5,912	39,521	6,195	172	45,888

1  Total comprehensive income attributable to owners of the parent was a surplus of £3,786 million.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)
	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2023	25,233	6,587	6,550	38,370	5,297	244	43,911
Comprehensive income
Profit for the year	-	-	4,933	4,933	527	58	5,518
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	-	-	(1,205)	(1,205)	-	-	(1,205)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	-	(117)	-	(117)	-	-	(117)
Equity shares	-	(57)	-	(57)	-	-	(57)
Gains and losses attributable to own credit risk, net of tax	-	-	(168)	(168)	-	-	(168)
Movements in cash flow hedging reserve, net of tax	-	1,710	-	1,710	-	-	1,710
Movements in foreign currency translation reserve, net of tax	-	(53)	-	(53)	-	-	(53)
Total other comprehensive income (loss)	-	1,483	(1,373)	110	-	-	110
Total comprehensive income1	-	1,483	3,560	5,043	527	58	5,628
Transactions with owners
Dividends	-	-	(1,651)	(1,651)	-	(101)	(1,752)
Distributions on other equity instruments	-	-	-	-	(527)	-	(527)
Issue of ordinary shares	131	-	-	131	-	-	131
Share buyback	(438)	438	(1,993)	(1,993)	-	-	(1,993)
Issue of other equity instruments	-	-	(6)	(6)	1,778	-	1,772
Repurchases and redemptions of other equity instruments	-	-	-	-	(135)	-	(135)
Movement in treasury shares	-	-	103	103	-	-	103
Value of employee services
Share option schemes	-	-	58	58	-	-	58
Other employee award schemes	-	-	169	169	-	-	169
Changes in non-controlling interests	-	-	-	-	-	-	-
Total transactions with owners	(307)	438	(3,320)	(3,189)	1,116	(101)	(2,174)
Realised gains and losses on equity shares held at fair value through other comprehensive income	-	-	-	-	-	-	-
At 31 December 2023	24,926	8,508	6,790	40,224	6,940	201	47,365

1  Total comprehensive income attributable to owners of the parent was a surplus of £5,570 million.

CONSOLIDATED CASH FLOW STATEMENT
	2024 £m	2023 £m

Cash flows from operating activities
Profit before tax	5,971	7,503
Adjustments for:
Change in operating assets	(39,622)	(9,110)
Change in operating liabilities	23,603	4,232
Non-cash and other items	5,990	5,622
Tax paid	(1,305)	(1,437)
Tax refunded	970	-
Net cash (used in) provided by operating activities	(4,393)	6,810
Cash flows (used in) provided by investing activities
Purchase of financial assets	(10,518)	(10,311)
Proceeds from sale and maturity of financial assets	7,062	5,298
Purchase of fixed assets	(4,364)	(3,961)
Purchase of other intangible assets	(1,259)	(1,494)
Proceeds from sale of fixed assets	1,505	1,027
Proceeds from sale of goodwill and other intangible assets	62	-
Acquisition of businesses and joint ventures, net of cash acquired	(179)	(380)
Net cash (used in) provided by investing activities	(7,691)	(9,821)
Cash flows used in financing activities
Dividends paid to ordinary shareholders	(1,828)	(1,651)
Distributions in respect of other equity instruments	(498)	(527)
Distributions in respect of non-controlling interests	(83)	(101)
Interest paid on subordinated liabilities	(622)	(623)
Proceeds from issue of subordinated liabilities	812	1,417
Proceeds from issue of other equity instruments	757	1,772
Proceeds from issue of ordinary shares	187	86
Share buyback	(2,011)	(1,993)
Repayment of subordinated liabilities	(819)	(1,745)
Repurchases and redemptions of other equity instruments	(1,824)	(135)
Change in stake of non-controlling interests	(2)	-
Net cash used in financing activities	(5,931)	(3,500)
Effects of exchange rate changes on cash and cash equivalents	(7)	(480)
Change in cash and cash equivalents	(18,022)	(6,991)
Cash and cash equivalents at beginning of year	88,838	95,829
Cash and cash equivalents at end of year	70,816	88,838

Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 31 December 2024 is £23 million (31 December 2023: £31 million) of restricted cash and cash equivalents held within the Group's long-term insurance and investments operations, which is not immediately available for use in the business.

Interest received was £29,721 million (2023: £26,461 million; 2022: £16,074 million) and interest paid was £17,840 million (2023: £11,100 million; 2022: £3,320 million).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    Accounting policies and presentation

These condensed consolidated financial statements as at and for the year to 31 December 2024 have been prepared in accordance with the Listing Rules of the Financial Conduct Authority (FCA) relating to Preliminary Announcements and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements. Copies of the 2024 annual report and accounts will be available on the Group's website and upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements. In reaching this assessment, the directors have considered the Group's capital and funding position, the impact of climate change upon the Group's future performance and the results from stress testing scenarios.

The Group's accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2023 and there have been no changes in the Group's methods of computation. The Group's accounting policies are set out in full in the 2024 annual report and accounts.

The financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2024 will be published on the Group's website and will be delivered to the Registrar of Companies in accordance with section 441 of the Act. The statutory accounts for the year ended 31 December 2023 have been filed with the Registrar of Companies. The report of the auditor on those accounts was unqualified, did not draw attention to any matters by way of emphasis and did not include a statement under sections 498(2) or 498(3) of the Act.

2.    Critical accounting judgements and key sources of estimation uncertainty

The critical accounting judgements and key sources of estimation uncertainty made by management in applying the Group's accounting policies are set out in full in the Group's 2024 annual report and accounts. Those affecting the Group's recognition and measurement of allowance for expected credit losses are set out in note 4.

3.    Tax expense

The UK corporation tax rate for the year was 25.0 per cent per cent (2023: 23.5 per cent). The increase in applicable tax rate from 2023 relates to the change in statutory tax rate effective from 1 April 2023. An explanation of the relationship between tax expense and accounting profit is set out below.
	2024 £m	2023 £m

Profit before tax	5,971	7,503
UK corporation tax thereon	(1,493)	(1,763)
Impact of surcharge on banking profits	(157)	(305)
Non-deductible costs: conduct charges	(27)	(29)
Non-deductible costs: bank levy	(37)	(35)
Other non-deductible costs	(73)	(106)
Non-taxable income	78	80
Tax relief on coupons on other equity instruments	125	124
Tax-exempt gains on disposals	98	35
Policyholder tax	(75)	(61)
Deferred tax asset in respect of life assurance expenses	(5)	84
Adjustments in respect of prior years	94	-
Other	(22)	(9)
Tax expense	(1,494)	(1,985)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.    Allowance for expected credit losses

The calculation of the Group's allowance for expected credit loss allowances requires the Group to make a number of judgements, assumptions and estimates. These are set out in full in note 21 of the Group's 2024 annual report and accounts, with the most significant detailed below.

The table below analyses total ECL allowances by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of judgemental adjustments.
			Judgemental adjustments due to:
At 31 December 2024	Modelled ECL £m	Individually assessed £m	Inflationary and interest rate risk £m	Other £m	Total ECL £m

UK mortgages	720	-	-	132	852
Credit cards	681	-	-	(7)	674
Other Retail	860	-	-	90	950
Commercial Banking	894	354	-	(259)	989
Other	16	-	-	-	16
Total	3,171	354	-	(44)	3,481

At 31 December 2023
UK mortgages	991	-	61	63	1,115
Credit cards	703	-	92	15	810
Other Retail	866	-	33	46	945
Commercial Banking	1,124	340	-	(282)	1,182
Other	32	-	-	-	32
Total	3,716	340	186	(158)	4,084

Application of judgement in adjustments to modelled ECL

Impairment models fall within the Group's model risk framework with model monitoring, periodic validation and back testing performed on model components, such as probability of default. Limitations in the models or data inputs may be identified through these assessments and review of model outputs, which may require appropriate judgemental adjustments to the ECL. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level (in-model adjustments), through to more qualitative post-model adjustments.

During 2022 and 2023 the intensifying inflationary pressures, alongside rising interest rates created further risks not deemed to be fully captured by ECL models which meant judgemental adjustments were required. Throughout 2024 these risks subsided with inflation back at around 2 per cent, base rates reducing and credit performance proving resilient. As a result, the judgements held in respect of inflationary and interest rate risks have been removed (2023: £186 million). Other judgements continue to be applied for broader data and model limitations, both increasing and decreasing ECL where deemed necessary.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.    Allowance for expected credit losses (continued)

Generation of multiple economic scenarios

The estimate of expected credit losses is required to be based on an unbiased expectation of future economic scenarios. The approach used to generate the range of future economic scenarios depends on the methodology and judgements adopted. The Group's approach is to start from a defined base case scenario, used for planning purposes, and to generate alternative economic scenarios around this base case. The base case scenario is a conditional forecast underpinned by a number of conditioning assumptions that reflect the Group's best view of key future developments. If circumstances appear likely to materially deviate from the conditioning assumptions, then the base case scenario is updated.

The base case scenario is central to a range of future economic scenarios generated by simulation of an economic model, for which the same conditioning assumptions apply as in the base case scenario. These scenarios are ranked by using estimated relationships with industry-wide historical loss data. With the base case already pre-defined, three other scenarios are identified as averages of constituent scenarios located around the 15th, 75th and 95th percentiles of the distribution. The full distribution is therefore summarised by a practical number of scenarios to run through ECL models representing an upside, the base case, and a downside scenario weighted at 30 per cent each, together with a severe downside scenario weighted at 10 per cent. The scenario weights represent the distribution of economic scenarios and not subjective views on likelihood. The inclusion of a severe downside scenario with a smaller weighting ensures that the non-linearity of losses in the tail of the distribution is adequately captured. Macroeconomic projections may employ reversionary techniques to adjust the paths of economic drivers towards long-run equilibria after a reasonable forecast horizon. The Group does not use such techniques to force the MES scenarios to revert to the base case planning view. Utilising such techniques would be expected to be immaterial for expected credit losses since loss sensitivity is minimal after the initial five years of the projections.

A forum under the chairmanship of the Chief Economist meets at least quarterly to review and, if appropriate, recommend changes to the method by which economic scenarios are generated, for approval by the Chief Financial Officer and Chief Risk Officer. The Group continues to judge it appropriate to include a non-modelled severe downside scenario for Group ECL calculations. The scenario is generated as a simple average of a fully modelled severe scenario, better representing shocks to demand, and a scenario with higher paths for UK Bank Rate and CPI inflation, as a representation of shocks to supply. The combined 'adjusted' scenario used in ECL modelling is considered to better reflect the risks around the Group's base case view in an economic environment where demand and supply shocks are more balanced.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.    Allowance for expected credit losses (continued)

Base case and MES economic assumptions

The Group's base case economic scenario has been updated to reflect ongoing geopolitical developments and changes in domestic economic policy. The Group's updated base case scenario has three conditioning assumptions. First, cross-border conflicts do not lead to major disruptions in commodity prices or global trade. Second, the US pursues a more isolationist economic agenda, with policies including trade tariffs; immigration cuts; and unfunded tax cuts. China, EU and UK are assumed to retaliate to US tariffs imposed on them. Third, UK Budget public investment plans are assumed to have a small but positive impact on trend productivity growth, subject to further review as more specific policy detail emerges.

Based on these assumptions and incorporating the economic data published in the fourth quarter, the Group's base case scenario is for a slow expansion in GDP and a rise in the unemployment rate alongside modest changes in residential and commercial property prices. Against a backdrop of some persistence in inflationary pressures, UK Bank Rate is expected to be lowered gradually during 2025. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.

The Group has accommodated the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the fourth quarter of 2024, for which actuals may have since emerged prior to publication.

Scenarios by year

The key UK economic assumptions made by the Group are shown in the following tables across a number of measures explained below.

Annual assumptions

Gross domestic product (GDP) growth and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices over each year. Unemployment rate and UK Bank Rate are averages over the year.

Five-year average

The five-year average reflects the average annual growth rate, or level, over the five-year period. It includes movements within the current reporting year, such that the position as at 31 December 2024 covers the five years 2024 to 2028. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date and recognises that credit models utilise both level and annual changes. The use of calendar years maintains a comparability between the annual assumptions presented.

Five-year start to peak and trough

The peak or trough for any metric may occur intra year and therefore not be identifiable from the annual assumptions, so they are also disclosed. For GDP, house price growth and commercial real estate price growth, the peak, or trough, reflects the highest, or lowest cumulative quarterly position reached relative to the start of the five-year period, which as at 31 December 2024 is 1 January 2024. Given these metrics may exhibit increases followed by greater falls, the start to trough movements quoted may be smaller than the equivalent 'peak to trough' movement (and vice versa for start to peak). Unemployment, UK Bank Rate and CPI inflation reflect the highest, or lowest, quarterly level reached in the five-year period.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.    Allowance for expected credit losses (continued)
At 31 December 2024	2024%	2025%	2026%	2027%	2028%	2024 to 2028 average %	Start to peak %	Start to trough %

Upside
Gross domestic product	0.8	1.9	2.2	1.5	1.4	1.6	8.9	0.7
Unemployment rate	4.3	3.5	2.8	2.7	2.8	3.2	4.4	2.7
House price growth	3.4	3.7	6.5	6.6	5.4	5.1	28.2	0.4
Commercial real estate price growth	0.7	7.8	6.7	3.2	0.5	3.7	20.0	(0.8)
UK Bank Rate	5.06	4.71	5.02	5.19	5.42	5.08	5.50	4.50
CPI inflation	2.6	2.8	2.6	2.9	3.0	2.8	3.5	2.0

Base case
Gross domestic product	0.8	1.0	1.4	1.5	1.5	1.2	7.0	0.7
Unemployment rate	4.3	4.7	4.7	4.5	4.5	4.5	4.8	4.2
House price growth	3.4	2.1	1.0	1.4	2.4	2.0	10.5	0.4
Commercial real estate price growth	0.7	0.3	2.5	1.9	0.0	1.1	5.4	(0.8)
UK Bank Rate	5.06	4.19	3.63	3.50	3.50	3.98	5.25	3.50
CPI inflation	2.6	2.8	2.4	2.4	2.2	2.5	3.5	2.0

Downside
Gross domestic product	0.8	(0.5)	(0.4)	1.0	1.5	0.5	3.2	0.0
Unemployment rate	4.3	6.0	7.4	7.4	7.1	6.4	7.5	4.2
House price growth	3.4	0.6	(5.5)	(6.6)	(3.4)	(2.4)	4.0	(11.4)
Commercial real estate price growth	0.7	(7.8)	(3.1)	(0.9)	(2.3)	(2.7)	0.7	(12.9)
UK Bank Rate	5.06	3.53	1.56	0.96	0.68	2.36	5.25	0.59
CPI inflation	2.6	2.8	2.3	1.8	1.2	2.1	3.5	0.9

Severe downside
Gross domestic product	0.8	(1.9)	(1.5)	0.7	1.3	(0.1)	1.2	(2.4)
Unemployment rate	4.3	7.7	10.0	10.0	9.7	8.4	10.2	4.2
House price growth	3.4	(0.8)	(12.4)	(13.6)	(8.8)	(6.7)	3.4	(29.2)
Commercial real estate price growth	0.7	(17.4)	(8.5)	(5.5)	(5.7)	(7.5)	0.7	(32.3)
UK Bank Rate - modelled	5.06	2.68	0.28	0.08	0.02	1.62	5.25	0.02
UK Bank Rate - adjusted1	5.06	4.03	2.70	2.23	1.95	3.19	5.25	1.88
CPI inflation - modelled	2.6	2.8	1.9	1.0	0.1	1.7	3.5	(0.2)
CPI inflation - adjusted1	2.6	3.6	2.1	1.4	0.8	2.1	3.9	0.7

Probability-weighted
Gross domestic product	0.8	0.5	0.8	1.2	1.4	1.0	5.7	0.7
Unemployment rate	4.3	5.0	5.5	5.4	5.3	5.1	5.5	4.2
House price growth	3.4	1.8	(0.7)	(1.0)	0.4	0.8	5.3	0.4
Commercial real estate price growth	0.7	(1.7)	1.0	0.7	(1.1)	(0.1)	0.7	(1.3)
UK Bank Rate - modelled	5.06	4.00	3.09	2.90	2.88	3.59	5.25	2.88
UK Bank Rate - adjusted1	5.06	4.13	3.33	3.12	3.08	3.74	5.25	3.06
CPI inflation - modelled	2.6	2.8	2.4	2.2	1.9	2.4	3.5	1.8
CPI inflation - adjusted1	2.6	2.9	2.4	2.3	2.0	2.4	3.5	1.9

1  The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group's base case view in an economic environment where the risks of supply and demand shocks are more balanced.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.    Allowance for expected credit losses (continued)
At 31 December 2023	2023%	2024%	2025%	2026%	2027%	2023 to 2027 average %	Start to peak %	Start to trough %

Upside
Gross domestic product	0.3	1.5	1.7	1.7	1.9	1.4	8.1	0.2
Unemployment rate	4.0	3.3	3.1	3.1	3.1	3.3	4.2	3.0
House price growth	1.9	0.8	6.9	7.2	6.8	4.7	25.7	(1.2)
Commercial real estate price growth	(3.9)	9.0	3.8	1.3	1.3	2.2	11.5	(3.9)
UK Bank Rate	4.94	5.72	5.61	5.38	5.18	5.37	5.79	4.25
CPI inflation	7.3	2.7	3.1	3.2	3.1	3.9	10.2	2.1

Base case
Gross domestic product	0.3	0.5	1.2	1.7	1.9	1.1	6.4	0.2
Unemployment rate	4.2	4.9	5.2	5.2	5.0	4.9	5.2	3.9
House price growth	1.4	(2.2)	0.5	1.6	3.5	1.0	4.8	(1.2)
Commercial real estate price growth	(5.1)	(0.2)	0.1	0.0	0.8	(0.9)	(1.2)	(5.3)
UK Bank Rate	4.94	4.88	4.00	3.50	3.06	4.08	5.25	3.00
CPI inflation	7.3	2.7	2.9	2.5	2.2	3.5	10.2	2.1

Downside
Gross domestic product	0.2	(1.0)	(0.1)	1.5	2.0	0.5	3.4	(1.2)
Unemployment rate	4.3	6.5	7.8	7.9	7.6	6.8	8.0	3.9
House price growth	1.3	(4.5)	(6.0)	(5.6)	(1.7)	(3.4)	2.0	(15.7)
Commercial real estate price growth	(6.0)	(8.7)	(4.0)	(2.1)	(1.2)	(4.4)	(1.2)	(20.4)
UK Bank Rate	4.94	3.95	1.96	1.13	0.55	2.51	5.25	0.43
CPI inflation	7.3	2.8	2.7	1.8	1.1	3.2	10.2	1.0

Severe downside
Gross domestic product	0.1	(2.3)	(0.5)	1.3	1.8	0.1	1.0	(2.9)
Unemployment rate	4.5	8.7	10.4	10.5	10.1	8.8	10.5	3.9
House price growth	0.6	(7.6)	(13.3)	(12.7)	(7.5)	(8.2)	2.0	(35.0)
Commercial real estate price growth	(7.7)	(19.5)	(10.6)	(7.7)	(5.2)	(10.3)	(1.2)	(41.8)
UK Bank Rate - modelled	4.94	2.75	0.49	0.13	0.03	1.67	5.25	0.02
UK Bank Rate - adjusted1	4.94	6.56	4.56	3.63	3.13	4.56	6.75	3.00
CPI inflation - modelled	7.3	2.7	2.2	0.9	(0.2)	2.6	10.2	(0.3)
CPI inflation - adjusted1	7.6	7.5	3.5	1.3	1.0	4.2	10.2	0.9

Probability-weighted
Gross domestic product	0.3	0.1	0.8	1.6	1.9	0.9	5.4	0.1
Unemployment rate	4.2	5.3	5.9	5.9	5.7	5.4	6.0	3.9
House price growth	1.4	(2.5)	(0.9)	(0.3)	1.8	(0.1)	2.0	(2.8)
Commercial real estate price growth	(5.3)	(1.9)	(1.1)	(1.0)	(0.2)	(1.9)	(1.2)	(9.9)
UK Bank Rate - modelled	4.94	4.64	3.52	3.02	2.64	3.75	5.25	2.59
UK Bank Rate - adjusted1	4.94	5.02	3.93	3.37	2.95	4.04	5.42	2.89
CPI inflation - modelled	7.3	2.7	2.8	2.3	1.9	3.4	10.2	1.9
CPI inflation - adjusted1	7.4	3.2	3.0	2.4	2.0	3.6	10.2	2.0

1  The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group's base case view in an economic environment where supply shocks are the principal concern.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.    Allowance for expected credit losses (continued)

Base case scenario by quarter

Gross domestic product growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.
At 31 December 2024	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%

Gross domestic product	0.7	0.4	0.0	0.1	0.2	0.3	0.3	0.3
Unemployment rate	4.3	4.2	4.3	4.4	4.5	4.6	4.7	4.8
House price growth	0.4	1.8	4.6	3.4	3.6	4.0	3.0	2.1
Commercial real estate price growth	(5.3)	(4.7)	(2.8)	0.7	1.8	1.4	0.9	0.3
UK Bank Rate	5.25	5.25	5.00	4.75	4.50	4.25	4.00	4.00
CPI inflation	3.5	2.1	2.0	2.5	2.4	3.0	2.9	2.7

At 31 December 2023	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%

Gross domestic product	0.3	0.0	(0.1)	0.0	0.1	0.2	0.3	0.3
Unemployment rate	3.9	4.2	4.2	4.3	4.5	4.8	5.0	5.2
House price growth	1.6	(2.6)	(4.5)	1.4	(1.1)	(1.5)	0.5	(2.2)
Commercial real estate price growth	(18.8)	(21.2)	(18.2)	(5.1)	(4.1)	(3.8)	(2.2)	(0.2)
UK Bank Rate	4.25	5.00	5.25	5.25	5.25	5.00	4.75	4.50
CPI inflation	10.2	8.4	6.7	4.0	3.8	2.1	2.3	2.8

ECL sensitivity to economic assumptions

The impact of isolated changes in the UK unemployment rate and House Price Index (HPI) has been assessed on a univariate basis. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group's ECL to gradual changes in these two critical economic factors.

The impacts are assessed as changes to base case modelled ECL only (at 100 per cent weighting) with staging held flat to the reported view. The probability weighted ECL impact of applying the changes to all four scenarios, including the impact on staging and post model adjustments, would be greater.

The table below shows the impact on the Group's ECL resulting from a 1 percentage point increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario. A more immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime probability of defaults.
	At 31 December 2024		At 31 December 2023
1pp increase in unemployment £m		1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m

UK mortgages1	4	(3)	33	(32)
Credit cards	40	(41)	38	(38)
Other Retail	18	(20)	19	(19)
Commercial Banking	71	(67)	88	(83)
ECL allowance	133	(131)	178	(172)

1    2024 calculated using updated models.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.    Allowance for expected credit losses (continued)

The table below shows the impact on the Group's ECL in respect of UK mortgages of an increase or decrease in loss given default for a 10 percentage point increase or decrease in HPI. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario.
	At 31 December 2024		At 31 December 2023
	10pp increase in HPI £m	10pp decrease in HPI £m	10pp increase in HPI £m	10pp decrease in HPI £m

ECL impact1	(127)	182	(201)	305

1    2024 calculated using updated models.

5.    Provisions

Regulatory and legal provisions

In the course of its business, the Group is engaged on a regular basis in discussions with UK and overseas regulators and other governmental authorities on a range of matters, including legal and regulatory reviews and, from time to time, enforcement investigations (including in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, employment, business conduct, systems and controls, environmental, sustainability, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions). Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and/or regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group's business activities and/or fines. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers (including their appointed representatives), investors and other third parties and is subject to legal proceedings and other legal actions from time to time. Any events or circumstances disclosed could have a material adverse effect on the Group's financial position, operations or cash flows. Provisions are held where the Group can reliably estimate a probable outflow of economic resources. The ultimate liability of the Group may be significantly more, or less, than the amount of any provision recognised. If the Group is unable to determine a reliable estimate, a contingent liability is disclosed. The recognition of a provision does not amount to an admission of liability or wrongdoing on the part of the Group. During the year ended 31 December 2024 the Group charged a further £899 million in respect of legal actions and other regulatory matters and the unutilised balance at 31 December 2024 was £1,600 million (31 December 2023: £1,105 million). The most significant items are outlined below.

Motor commission review

The Group recognised a £450 million provision in 2023 for the potential impact of the FCA review into historical motor finance commission arrangements and sales announced in January 2024. In the fourth quarter of 2024, a further £700 million provision has been recognised in relation to motor finance commission arrangements, in light of the Court of Appeal (CoA) decisions handed down in their judgment in Wrench, Johnson and Hopcraft (WJH) in October 2024, which goes beyond the scope of the original FCA motor finance commissions review.

The CoA judgment in WJH, determined that motor dealers acting as credit brokers owe certain duties to disclose to their customers commission payable to them by lenders, and that lenders will be liable for dealers' non-disclosures. This sets a higher bar for the disclosure of and consent to the existence, nature, and quantum of any commission paid than had been understood to be required or applied across the motor finance industry prior to the decision. The Group's understanding of compliant disclosure was built on FCA and other regulatory guidance and previous legal authorities. These CoA decisions relate to commission disclosure and consent obligations which go beyond the scope of the current FCA motor finance commissions review. The Supreme Court granted the relevant lenders permission to appeal the WJH judgment and the substantive hearing is scheduled to be heard on 1 April to 3 April 2025.

Following the WJH decision, the FCA extended their temporary complaint handling rules in relation to discretionary commission arrangements (DCA) complaints to include non-DCA commission complaints until December 2025. The FCA has also announced that it intends to set out next steps in its review into DCAs in May 2025 and hopes to provide an update on motor finance non-DCA complaints at the same time, but its next steps in relation to both types of complaint will depend on the progress of the appeal to the Supreme Court of WJH and the timing and nature of any decision. In addition, there are a number of other relevant judicial proceedings which may influence the eventual outcome, including a judicial review (which is now subject to appeal) of a final decision by the Financial Ombudsman Service (FOS) against another lender that was heard in October 2024.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.    Provisions (continued)

The Group continues to receive complaints as well as claims in the County Courts in respect of motor finance commissions. A large number of those claims have been stayed, as has a claim in the Competition Appeal Tribunal.

In establishing the provision estimate, the Group has created a number of scenarios to address uncertainties around a number of key assumptions. These include the potential outcomes of the Supreme Court appeal, any steps that the FCA may take and outcomes in relation to the extent of harm and remedies. Other key assumptions include applicable commission models, commission rates, time periods, response rates, uphold rates, levels of redress / interest applied and costs to deliver. The Group will continue to assess developments and potential impacts, including the outcome of the appeals, any announcement by the FCA of their next steps, and any action by other regulators or government bodies. Given that there is a significant level of uncertainty in terms of the eventual outcome, the ultimate financial impact could materially differ from the amount provided.

HBOS Reading - review

The Group continues to apply the recommendations from Sir Ross Cranston's review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel's full scope and methodology was published on 7 July 2020. The Foskett Panel's stated objective is to consider cases via a non-legalistic and fair process and to make its decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.

In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud.

Virtually all of the population have now had decisions via the Fixed Sum Award process, with operational costs, redress and tax costs associated with the re-reviews recognised within the amount provided.

Notwithstanding the settled claims and the increase in outcomes which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different. There is no confirmed timeline for the completion of the re-review process nor the review by Dame Linda Dobbs. The Group remains committed to implementing the recommendations in full.

Payment protection insurance (PPI)

The Group continues to challenge PPI litigation cases, with mainly operational costs and legal fees associated with litigation activity recognised within regulatory and legal provisions.

Customer claims in relation to insurance branch business in Germany

The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. Operational costs, redress and legal fees associated with the claims are recognised within regulatory and legal provisions.

6.    Earnings per share
	2024 £m	2023 £m

Profit attributable to ordinary shareholders - basic and diluted	3,923	4,933

	2024 million	2023 million

Weighted average number of ordinary shares in issue - basic	62,413	64,953
Adjustment for share options and awards	661	807
Weighted average number of ordinary shares in issue - diluted	63,074	65,760

Basic earnings per share	6.3p	7.6p
Diluted earnings per share	6.2p	7.5p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.    Dividends on ordinary shares and share buyback

The directors have recommended a final dividend, which is subject to approval by the shareholders at the annual general meeting on 15 May 2025, of 2.11 pence per ordinary share (2023: 1.84 pence per ordinary share), equivalent to £1,276 million, before the impact of any cancellations of shares under the Company's buyback programme (2023: £1,169 million, following cancellations of shares under the Company's 2024 buyback programme up to the record date), which will be paid on 20 May 2025. These financial statements do not reflect the recommended dividend.

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the recommended dividend are outlined on page 66.

Share buyback

The Board has announced its intention to implement an ordinary share buyback of up to £1.7 billion. This represents the return to shareholders of capital, surplus to that required to provide capacity to grow the business, meet current and future regulatory requirements and cover uncertainties. The share buyback programme will commence as soon as is practicable and is expected to be completed, subject to continued authority from the PRA, by 31 December 2025.

8.    Contingent liabilities and commitments

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard or any settlements of such litigation. However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:

●  Litigation brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard's MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal's finding in 2018 that certain historic interchange arrangements of Mastercard and Visa infringed competition law)

●  Litigation brought on behalf of UK consumers in the English Courts against Mastercard

Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc's acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock from time to time. Any such release and any subsequent sale of Visa common stock does not impact the contingent liability.

LIBOR and other trading rates

Certain Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US dollar, Japanese yen and Sterling London Interbank Offered Rate.

Certain Group companies are also named as defendants in (i) UK-based claims, and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of claims against the Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of any private lawsuits or ongoing related challenges to the interpretation or validity of any of the Group's contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.    Contingent liabilities and commitments (continued)

Tax authorities

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2020, HMRC concluded its enquiry into the matter and issued a closure notice denying the group relief claim. The Group appealed to the First Tier Tax Tribunal. The hearing took place in May 2023. In January 2025, the First Tier Tribunal concluded in favour of HMRC. The Group believes it has applied the rules correctly and that the claim for group relief is correct. Having reviewed the Tribunal's conclusions and having taken appropriate advice, the Group intends to appeal the decision and does not consider this to be a case where an additional tax liability will ultimately fall due. If the final determination of the matter by the judicial process is that HMRC's position is correct, management believes that this would result in an increase in current tax liabilities of approximately £975 million (including interest) and a reduction in the Group's deferred tax asset of approximately £275 million. Following the First Tier Tax Tribunal outcome, the tax will be paid and recognised as a current tax asset, given the Group's view that the tax liability will not ultimately fall due. It is unlikely that any appeal hearing will be held before 2026, and final conclusion of the judicial process may not be for several years.

There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc and the tax treatment of costs relating to HBOS Reading), none of which is expected to have a material impact on the financial position of the Group.

Arena and Sentinel litigation claims

The Group is facing claims alleging breach of duty and/or mandate in the context of an underlying external fraud matter involving Arena Television. The Group ~~i~~s defending the claims, which are at an early stage. As such, it is not practicable to estimate the final outcome of the matter and its financial impact (if any) to the Group.

FCA investigation into the Group's anti-money laundering control framework

As previously disclosed, the FCA had opened an investigation into the Group's compliance with domestic UK money laundering regulations and the FCA's rules and Principles for Businesses, with a focus on aspects of its anti-money laundering control framework. This investigation has now been closed by the FCA without any enforcement action taken.

Other legal actions and regulatory matters

In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers (including their appointed representatives), investors or other third parties, as well as legal and regulatory reviews, enquiries and examinations, requests for information, audits, challenges, investigations and enforcement actions, which could relate to a number of issues. This includes matters in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, employment, consumer protection, investment advice, business conduct, systems and controls, environmental, sustainability, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions, some of which may be beyond the Group's control, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. The Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 5.

KEY DATES
Shares quoted ex-dividend for 2024 final dividend	10 April 2025
Record date for 2024 final dividend	11 April 2025
Final date for joining or leaving the final 2024 dividend reinvestment plan	29 April 2025
Q1 2025 Interim Management Statement	1 May 2025
Annual General Meeting	15 May 2025
Final 2024 dividend paid	20 May 2025
2025 Half-year results	24 July 2025
Q3 2025 Interim Management Statement	23 October 2025

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the year ended 31 December 2024. Unless otherwise stated, income statement commentaries throughout this document compare the year ended 31 December 2024 to the year ended 31 December 2023 and the balance sheet analysis compares the Group balance sheet as at 31 December 2024 to the Group balance sheet as at 31 December 2023. The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with a superscript 'A' throughout this document. Further information on these measures is set out above. Unless otherwise stated, commentary on page 1 to 2 and pages 7 to 9 are given on an underlying basis. The 2024 annual report and accounts and Pillar 3 disclosures can be found at: www.lloydsbankinggroup.com/investors/financial-downloads.html.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward-looking statements. Words such as, without limitation, 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate', 'probability', 'goal', 'objective', 'deliver', 'endeavour', 'prospects', 'optimistic' and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group's future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; the Group's ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group's securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group's compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group's ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group's financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group's control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe

Group Investor Relations Director

020 7356 1571

douglas.radcliffe@lloydsbanking.com

Rohith Chandra-Rajan

Director of Investor Relations

07786 988936

rohith.chandra-rajan@lloydsbanking.com

Nora Thoden

Director of Investor Relations - ESG

020 7356 2334

nora.thoden@lloydsbanking.com

Tom Grantham

Investor Relations Senior Manager

07851 440 091

thomas.grantham@lloydsbanking.com

Sarah Robson

Investor Relations Senior Manager

07494 513 983

sarah.robson2@lloydsbanking.com

CORPORATE AFFAIRS

Grant Ringshaw

External Relations Director

020 7356 2362

grant.ringshaw@lloydsbanking.com

Matt Smith

Head of Media Relations

07788 352 487

matt.smith@lloydsbanking.com

Copies of this News Release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group's website - www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. SC095000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 20 February 2025